Exhibit 99.3

Execution Version

Underwriting Agreement

Dated Effective November 6, 2023

Crescent Point Energy Corp.
2000, 585 - 8th Avenue SW
Calgary, Alberta T2P 1G1

Attention:	Ken R. Lamont, Chief Financial Officer

BMO Nesbitt Burns Inc. and RBC Dominion Securities Inc., as co-lead underwriters (the Co-Lead Underwriters) and Scotia Capital Inc., CIBC World Markets Inc., TD Securities Inc., National Bank Financial Inc., ATB Capital Markets Inc., Desjardins Securities Inc., Merrill Lynch Canada Inc., Wells Fargo Securities Canada, Ltd., Stifel Nicolaus Canada Inc., Canaccord Genuity Corp., Peters & Co. Limited and Raymond James Ltd. (collectively with the Co-Lead Underwriters, the Underwriters) understand that Crescent Point Energy Corp. (the Corporation) proposes to issue and sell 48,550,000 Common Shares (as hereinafter defined) (the Firm Securities). Subject to the terms and conditions set forth below, the Underwriters hereby severally, but not jointly, agree to purchase from the Corporation, in the respective percentages provided for in Article 14 hereof, and by its acceptance hereof the Corporation agrees to sell to the Underwriters, at the Closing Time (as hereinafter defined), all but not less than all, of the Firm Securities at a price of $10.30 per Firm Security (the Offering Price), being an aggregate purchase price of $500,065,000.

Upon and subject to the terms and conditions contained herein, the Corporation hereby grants to the Underwriters an option (the Over-Allotment Option) to purchase up to an additional 7,282,500 Common Shares (the Option Securities) at the Offering Price solely to cover the Underwriters’ over-allocation position (as defined in NI 41-101 (as hereinafter defined)), if any, in the sale of the Firm Securities. The Over-Allotment Option may be exercised in whole or in part at any time prior to 5:00 p.m., Calgary time, on the 30th day after the Closing Date (as hereinafter defined) by written notice from the Co-Lead Underwriters, on behalf of the Underwriters, to the Corporation, setting forth the aggregate number of Option Securities to be purchased. If the Over-Allotment Option is exercised, the Option Securities shall be purchased by the Underwriters, severally and not jointly, in the same proportion as their respective obligations to purchase the Firm Securities as set forth in Article 14 hereof.

We understand that the Corporation has filed a Base Prospectus (as hereinafter defined) relating to the qualification for distribution of the Securities (as hereinafter defined) in each of the Provinces (as hereinafter defined), and a Registration Statement (as hereinafter defined) relating to the offer and sale of the Securities in the United States, and is prepared (i) to authorize and issue the Purchased Securities (as hereinafter defined), and (ii) to prepare and file, without delay, (a) a (final) prospectus supplement and all necessary related documents in order to qualify the distribution of the Purchased Securities in each of the Provinces, and (b) a (final) prospectus supplement in relation to the Purchased Securities with the SEC (as hereinafter defined).

In consideration of the Underwriters’ agreement to purchase the Firm Securities and to offer them to the public, which agreement will result from the acceptance of this offer by the Corporation, and in consideration of the services rendered and to be rendered by the Underwriters in connection herewith, the Corporation agrees to pay to the Underwriters a fee (the Underwriting Fee) equal to 4.0% of the aggregate purchase price for the Purchased Securities, being an aggregate fee with respect to the Firm Securities of $20,002,600.

The services provided by the Underwriters in connection herewith will not be subject to the goods and services tax provided for in the Excise Tax Act (Canada) and taxable supplies provided will be incidental to the exempt financial services provided.

The aggregate purchase price for the Purchased Securities shall be paid by the Underwriters to the Corporation at the Closing Time, the Underwriters shall invoice the Corporation for the Underwriting Fee payable at the Closing Time and the Corporation shall pay such Underwriting Fee to the Underwriters from the Corporation’s general funds.

The agreement resulting from the acceptance of this letter by the Corporation (herein referred to as this Agreement) shall be subject to the following additional terms and conditions:

Article 1
Definitions

1.1	In this Agreement:

Acquisition Agreement means the definitive arrangement agreement dated November 6, 2023 between Hammerhead and the Corporation pursuant to which the Corporation has agreed, subject to the terms and conditions thereof, to acquire all of the issued and outstanding common shares of Hammerhead, and includes any amending agreement or instrument supplementary or auxiliary thereto;

Anti-Money Laundering Laws has the meaning specified in section 7.1(xx);

ASC means the Alberta Securities Commission;

Base Prospectus means the English and French language versions (unless the context indicates otherwise) of the short form base shelf prospectus of the Corporation dated November 3, 2023 filed in connection with the qualification for distribution of the Securities in each of the Provinces and, unless the context otherwise requires, includes all documents incorporated therein by reference;

Bid Letter means the letter agreement between the Corporation and the Co-Lead Underwriters dated November 6, 2023;

Bid Letter Acceptance Time means the date and time that the Bid Letter was accepted by the Corporation;

Canadian Preliminary Prospectus Supplement means the English and French language versions (unless the context indicates otherwise) of the preliminary prospectus supplement dated November 6, 2023 to the Base Prospectus which describes the Common Shares and the offering thereof and is used by the Underwriters prior to the filing of the Prospectus Supplement;

Canadian Securities Laws means the securities acts or similar statutes of the Provinces and all regulations, rules, policy statements, notices and blanket orders or rulings thereunder;

Closing Date means November 10, 2023, or such other date as the Co-Lead Underwriters and the Corporation may agree upon in writing, but in any event not later than November 30, 2023;

Closing Time means 6:00 a.m. (Calgary time) on the Closing Date (or, if the context so requires, on the Option Closing Date) or such other time on the Closing Date (or, if the context so requires, on the Option Closing Date) as the Co-Lead Underwriters and the Corporation may agree upon;

Combined Company has the meaning specified in section 7.1(jjj);

Common Shares means the common shares in the capital of the Corporation;

comparables has the meaning given to that term in NI 41-101;

CPHL means Crescent Point Holdings Ltd.;

Crescent Point Partnership means Crescent Point Resources Partnership, a general partnership formed under the laws of the Province of Alberta, having CPHL and the Corporation as partners;

Designated Underwriter means BMO Nesbit Burns Inc. as “lead underwriter” within the meaning of NI 41-101;

Disclosure Package means: (i) the U.S. Base Prospectus, together with the U.S. Preliminary Prospectus Supplement, as amended and supplemented prior to the Initial Sale Time, (ii) the term sheet, which constitutes an Issuer Free Writing Prospectus, identified in Annex C hereto, and (iii) any other Free Writing Prospectus that the parties hereto shall hereafter expressly agree in writing to treat as part of the Disclosure Package;

distribution has the meaning attributed thereto under applicable Canadian Securities Laws;

DRIP means the Premium DividendTM and Dividend Reinvestment Plan of the Corporation;

EDGAR means the Electronic Data Gathering, Analysis, and Retrieval, an automated electronic system maintained by the SEC for the filing and dissemination of documents submitted to the SEC in electronic format;

Effective Date means each date and time that any part of the Registration Statement or any post-effective amendment or amendments thereto became or becomes effective;

Environmental Laws shall mean any Canadian, United States and other applicable foreign, federal, provincial, state, local or municipal laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants;

Execution Time means the date and time that this Agreement is executed and delivered by the parties hereto;

Financial Information means: (i) the audited comparative consolidated financial statements of the Corporation as at December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022 including the auditors’ report and notes in respect thereof; and (ii) the unaudited comparative consolidated financial statements of the Corporation for the three and nine month periods ended September 30, 2023;

FINRA means the Financial Industry Regulatory Authority, Inc.;

Form F-10 means Form F-10 under the U.S. Securities Act;

Free Writing Prospectus means a free writing prospectus, as defined in Rule 405 of the U.S. Securities Act;

Hammerhead means Hammerhead Energy Inc.;

Hammerhead Acquisition means the acquisition of all of the issued and outstanding common shares of Hammerhead pursuant to the Acquisition Agreement;

Initial Sale Time has the meaning specified in section 3.3(c);

Intellectual Property has the meaning specified in section 7.1(aaa);

Issuer Free Writing Prospectus means an issuer free writing prospectus, as defined in Rule 433 of the U.S. Securities Act;

IT Systems and Data has the meaning ascribed thereto in section 7.1(zz);

marketing materials has the meaning ascribed thereto in NI 41-101;

Material Agreements has the meaning ascribed thereto in section 7.1(ee);

Material Subsidiary means Crescent Point Partnership;

material change, material fact and misrepresentation have the meanings attributed thereto under applicable Canadian Securities Laws;

McDaniel means McDaniel & Associates Consultants Ltd.;

NI 41-101 means National Instrument 41-101, General Prospectus Requirements adopted by the Securities Commissions;

NI 44-101 means National Instrument 44-101, Short Form Prospectus Distributions adopted by the Securities Commissions in respect of short form prospectus distributions;

NI 44-102 means National Instrument 44-102, Shelf Distributions adopted by the Securities Commissions in respect of shelf distributions;

NYSE means the New York Stock Exchange;

Option Closing Date has the meaning specified in section 8.2;

Passport Receipt means the receipt issued by the ASC, which is deemed to also be a receipt of the other Securities Commissions pursuant to the Prospectus Review Procedures, for the Base Prospectus;

Prospectus Amendment means the English and French language versions (unless the context otherwise indicates) of any amendment to the Base Prospectus, other than merely by incorporation by reference of Subsequent Disclosure Documents;

Prospectus Review Procedures means the procedures for prospectus review in multiple jurisdictions provided for under National Policy 11-202 - Process for Prospectus Reviews in Multiple Jurisdictions, of the Securities Commissions and Multilateral Instrument 11-102 - Passport System, of the Securities Commissions (other than the Ontario Securities Commission);

Prospectus Supplement means the English and French language versions (unless the context indicates otherwise) of the (final) prospectus supplement of the Corporation to be filed, which, together with the Base Prospectus, will qualify the distribution of the Purchased Securities in each of the Provinces;

provides and derivations thereof, where used in reference to marketing materials, shall have the meaning ascribed to such term in NI 41-101;

Provinces means all of the provinces of Canada;

PWC LLP means PricewaterhouseCoopers LLP;

Public Record means all documents incorporated by reference in the Base Prospectus and all information filed by or on behalf of the Corporation with the Securities Commissions, after December 31, 2022 in compliance or intended compliance with applicable Canadian Securities Laws;

Purchased Securities means, collectively, the Firm Securities and the Option Securities;

Registration Statement means, collectively, the various parts of the registration statement of the Corporation on Form F-10 (File No. 333-275312), including all exhibits thereto and the documents incorporated by reference in the prospectus contained in the registration statement at the time such part of the registration statement became effective, each as amended at the time such part of the registration statement became effective and including any post effective amendment thereto, and including any prospectus supplement relating to the Common Shares that is filed with the SEC and deemed part of such registration statement;

Reserves Report means the reserves report of the Corporation prepared by McDaniel with the effective date of December 31, 2022;

Restricted Share Bonus Plan means the Restricted Share Bonus Plan of the Corporation;

Riverstone means Riverstone Holdings LLC and all of its related entities who own common shares of Hammerhead;

Riverstone Lock Up means the agreement to be entered into between the Corporation and Riverstone upon closing of the Hammerhead Acquisition pursuant to which Riverstone will agree, among other things, not to sell the Common Shares which it receives pursuant to the Hammerhead Acquisition on the basis of (i) 50% of the Common Shares until three months after the closing of the Hammerhead Acquisition; and (ii) the remaining 50% of the Common Shares until six months after the closing of the Hammerhead Acquisition;

Sanctions has the meaning specified in section 7.1(ww);

Sanctioned Country has the meaning specified in section 7.1(ww);

SDP means the Share Dividend Plan of the Corporation;

SEC means the United States Securities and Exchange Commission;

Securities means Common Shares, warrants, subscription receipts and debt securities of the Corporation;

Securities Commissions means the securities commissions or similar securities regulatory authorities in the Provinces;

SEDAR+ means the computer system for the transmission, receipt, acceptance, review and dissemination of documents filed in electronic format known as the System for Electronic Document Analysis and Retrieval Plus;

Selling Firms has the meaning specified in section 5.1;

Shelf Procedures means the rules and procedures established pursuant to NI 44-102 and Blanket Order 44-501 - Exemption From Certain Prospectus Requirements For Well Known Seasoned Issuers;

Stock Option Plan means the Stock Option Plan of the Corporation;

Subsequent Disclosure Documents means any financial statements, management’s discussion and analysis, information circulars, annual information forms, material change reports (other than confidential material change reports), business acquisition reports or other documents issued by the Corporation after the date of this Agreement which are, or are deemed to be, incorporated by reference into the Base Prospectus or any Prospectus Amendment;

Tax Act means the Income Tax Act (Canada) and the regulations thereunder;

TSX means the Toronto Stock Exchange;

template version has the meaning ascribed thereto under NI 41-101 and includes any revised template version of the marketing materials as contemplated by NI 41-101;

U.S. Base Prospectus means the prospectus relating to the Securities, in the form in which it has most recently been filed, or transmitted for filing, with the SEC on or prior to the Initial Sale Time (including, unless the context otherwise requires, the documents incorporated by reference therein);

U.S. Exchange Act means the United States Securities Exchange Act of 1934, as amended;

U.S. Final Prospectus means the U.S. Base Prospectus together with the first prospectus supplement containing pricing information with respect to the Common Shares relating to the offering of Common Shares filed with the SEC pursuant to General Instruction II.L. of Form F-10 (including the documents incorporated by reference therein);

U.S. Preliminary Prospectus Supplement means the preliminary prospectus supplement dated November 6, 2023 to the U.S. Base Prospectus which describes the Common Shares and the offering thereof and is used by the Underwriters prior to the filing of the U.S. Final Prospectus; and

U.S. Securities Act means the United States Securities Act of 1933, as amended.

Any reference herein to the terms amend, amendment or supplement with respect to the Registration Statement, the Base Prospectus, the Prospectus Supplement, the U.S. Base Prospectus or the U.S. Final Prospectus shall be deemed to refer to and include the filing of any document under Canadian Securities Laws or the U.S. Exchange Act after the Effective Date of the Registration Statement or the issue date of the Base Prospectus, the Prospectus Supplement, the U.S. Base Prospectus or the U.S. Final Prospectus, as the case may be, deemed to be incorporated therein by reference.

Article 2
Filing of Prospectus Supplement

2.1	The Corporation represents, warrants and covenants to and with the Underwriters and acknowledges that the Underwriters are relying thereon in connection with the purchase of the Purchased Securities, that:

(a)	it has elected to rely upon the Shelf Procedures, has prepared and filed the Base Prospectus (in English and French) and all such other documents as are required under applicable Canadian Securities Laws (in English and, as required, in French), utilizing the Prospectus Review Procedures and has obtained a Passport Receipt dated November 3, 2023 in respect of the Base Prospectus evidencing that receipts of the Securities Commissions in each of the Provinces have been issued or been deemed to have been issued;

(b)	the Corporation meets the general eligibility requirements for use of Form F-10 and has filed the Registration Statement in respect of the Securities and an appointment of agent for service of process on Form F-X (the Form F-X) in conjunction with the filing of the Registration Statement with the SEC; the Registration Statement and any post-effective amendment thereto, in each case including the U.S. Base Prospectus, each in the form heretofore delivered or to be delivered to the Co-Lead Underwriters, including exhibits to the Registration Statement and any documents incorporated by reference in the U.S. Base Prospectus contained therein, for delivery by them to each of the other Underwriters, became effective under the U.S. Securities Act in such form; and no other document with respect to the Registration Statement or documents incorporated by reference therein has heretofore been filed or transmitted for filing with the SEC and no other document incorporated by reference in the U.S. Base Prospectus has heretofore been filed with the Securities Commissions, except for any documents filed with the SEC or the Securities Commissions subsequent to the date of such effectiveness in the form heretofore delivered to the Co-Lead Underwriters for delivery by them to each of the other Underwriters;

(c)	no stop order suspending the effectiveness of the Registration Statement has been issued and, to the Corporation’s knowledge, no proceeding for that purpose has been initiated or threatened by the SEC; and

(d)	it has filed or shall promptly file the Canadian Preliminary Prospectus Supplement and the U.S. Preliminary Prospectus Supplement in the form previously delivered to the Underwriters with the Securities Commissions and with the SEC.

The Corporation shall prepare and file as soon as reasonably possible and, in any event, not later than 3:00 p.m. (Calgary time) on November 7, 2023 (or such later date and time as may be agreed to in writing by the Co-Lead Underwriters), the Prospectus Supplement and all such other documents as are required under applicable Canadian Securities Laws (in English and in French, as appropriate) with the Securities Commissions and otherwise fulfill all legal requirements to enable the Purchased Securities to be offered and sold to the public in each of the Provinces through the Underwriters or any other investment dealer or broker registered in the applicable Provinces. As soon as possible thereafter, the Corporation shall file the U.S. Final Prospectus with the SEC pursuant to General Instruction II.L. of Form F-10 and otherwise fulfill all legal requirements to enable the Purchased Securities to be offered and sold to the public in the United States.

2.2	The Corporation agrees to allow the Underwriters, prior to the filing of the Prospectus Supplement, to participate fully in the preparation of, and approve the form and content of, the Prospectus Supplement and such other documents as may be required under applicable Canadian Securities Laws to qualify the distribution of the Purchased Securities in the Provinces and as may be required under applicable U.S. securities laws to register the offer and sale of the Purchased Securities in the United States, in each case acting reasonably, and to allow the Underwriters to conduct all due diligence which the Underwriters may reasonably require in order to:

(a)	confirm the Public Record is accurate and current in all material respects;

(b)	fulfill the Underwriters’ obligations as underwriters; and

(c)	enable the Underwriters to responsibly execute the certificate in the Prospectus Supplement required to be executed by the Underwriters.

2.3	After the filing of the Prospectus Supplement and until the conclusion of the distribution of the Purchased Securities, the Corporation shall take or cause to be taken all steps as may be from time to time necessary to maintain the qualification of, or if the qualification shall cease for any reason to requalify, the distribution of the Purchased Securities in each of the Provinces and the offer and sale of the Purchased Securities in the United States; provided, however, that with respect to state securities law qualifications in the United States, the Corporation shall not be obligated to file any general consent to service of process or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subjected.

2.4	During the period commencing on the Bid Letter Acceptance Time and ending on the completion of the distribution of the Purchased Securities:

(a)	the Corporation shall approve in writing the template version of any marketing materials prepared by the Designated Underwriter and proposed to be provided by the Underwriters to any potential investor of Purchased Securities, any such marketing materials to comply with Canadian Securities Laws and to be acceptable in form and substance to the Corporation, in its sole discretion;

(b)	the Designated Underwriter shall, on behalf of the Underwriters, approve a template version of any such marketing materials in writing prior to the time such marketing materials are provided to potential investors of Purchased Securities;

(c)	the Corporation shall file a template version of the English version of any such marketing materials on SEDAR+ on or before the day the marketing materials are first provided to any potential investor of Purchased Securities, and any comparables shall be removed from the template version in accordance with NI 44-102 prior to filing such on SEDAR+ (provided that if any such comparables are removed, the Corporation shall deliver a complete template version of any such marketing materials to the Securities Commissions, and provided further that such comparables shall not be removed from the version filed with the SEC pursuant to Rule 433(d) under the U.S. Securities Act referred to below), and the Corporation shall provide a copy of such filed template version to the Underwriters as soon as practicable following such filing, and the Corporation shall file any such marketing materials with the SEC pursuant to Rule 433(d) under the U.S. Securities Act on or before the day such marketing materials are first provided to any potential investor of Purchased Securities, unless an exemption is available from such filing requirement and the conditions to the availability of such exemption are satisfied. The French language version of any such marketing materials shall be filed on SEDAR+ prior to or concurrently with the filing of the Prospectus Supplement as contemplated herein and a copy thereof shall be delivered to the Underwriters as soon as practicable following such filing; and

(d)	following the approvals set forth in sections 2.4(a) and (b), the Underwriters may provide a limited-use version of such marketing materials that complies with Section 9.A3(2) of NI 44-102 to potential investors of Purchased Securities in accordance with Canadian Securities Laws.

2.5	The Corporation and the Designated Underwriter, on behalf of the Underwriters, approve the marketing materials attached as Annex D hereto.

2.6	The Corporation and each Underwriter, on a several basis, covenants and agrees not to provide any potential investor of Purchased Securities with any marketing materials except for marketing materials or any limited-use versions thereof which have been approved as contemplated in section 2.4, and then only to potential investors in the Provinces.

Article 3
Delivery of the Prospectus Supplement and Related Documents

3.1	The Corporation shall deliver or cause to be delivered to the Underwriters and the Underwriters’ counsel the documents set out below at the respective times indicated:

(a)	copies of the Base Prospectus, in the English and French languages, as filed with the Securities Commissions in the Provinces and copies of all documents or information incorporated by reference therein which are not available on SEDAR+ and have not previously been delivered to the Underwriters;

(b)	copies of the Registration Statement, including the U.S. Base Prospectus, as filed with the SEC and copies of all exhibits and documents filed therewith which are not available on SEDAR+ and have not previously been delivered to the Underwriters;

(c)	prior to or contemporaneously, as nearly as practicable, with the filing with the Securities Commissions of the Prospectus Supplement:

(i)	copies of the Prospectus Supplement in the English and French languages, signed as required by Canadian Securities Laws;

(ii)	copies of the Prospectus Supplement (with such deletions therefrom and additions thereto as are permitted or required by Form F-10) filed with the SEC; and

(iii)	copies of any documents incorporated by reference therein which are not available on SEDAR+ and have not previously been delivered to the Underwriters;

(d)	as soon as they are available, copies of the English and French language versions, as applicable, of any Prospectus Amendment required to be filed under any of the Canadian Securities Laws, signed as required by Canadian Securities Laws, and any amendment to the Registration Statement;

(e)	as soon as they are available, copies of any documents incorporated by reference in or exhibits to any Prospectus Amendment which have not been previously available on SEDAR+ or EDGAR or delivered to the Underwriters;

(f)	at the time of delivery of the French language version of the Prospectus Supplement to the Underwriters pursuant to this section 3.1:

(i)	an opinion of the Corporation’s counsel in Québec addressed to the Underwriters and dated the date of the Prospectus Supplement to the effect that the French language version of the Base Prospectus and the Prospectus Supplement and of any documents in the French language incorporated therein by reference, including any marketing materials (except for any financial statements and financial information which are the subject of the opinion of the Corporation’s auditors referred to below, as to which no opinion need be expressed by Québec counsel) is in all material respects a complete and accurate translation thereof in the English language; and

(ii)	an opinion of the Corporation’s auditors addressed to the Underwriters and dated the date of the Prospectus Supplement to the effect that the French version of the Financial Information set forth in or incorporated by reference in the Base Prospectus or Prospectus Supplement, as applicable, is in all material respects a complete and accurate translation thereof in the English language; and

(g)	at the Execution Time and at the time of delivery of any Prospectus Amendment, as the case may be, a comfort letter from the Corporation’s auditors addressed to the Underwriters and dated the date of the Execution Time or the Prospectus Amendment, as the case may be, in form and substance satisfactory to the Underwriters, acting reasonably, relating to the verification of certain of the financial information and statistical and accounting data relating to the Corporation and its subsidiaries, as applicable, contained in the Base Prospectus, the Prospectus Supplement, the Registration Statement, the Disclosure Package and the U.S. Final Prospectus or incorporated by reference therein, which comfort letter shall be based on a review having a cut-off date not more than two business days prior to the date of such letter. Such letter shall also state that such auditors are independent public accountants within the meaning of the U.S. Securities Act and the rules and regulations thereunder, and that in their opinion the audited financial statements of the Corporation incorporated by reference in the Base Prospectus, the Prospectus Supplement, Registration Statement, the U.S. Preliminary Prospectus Supplement and the U.S. Final Prospectus comply as to form in all material respects with the published accounting requirements of the U.S. Securities Act and the related regulations and with the applicable accounting requirements of the U.S. Securities Act and the U.S. Exchange Act and the related published rules and regulations adopted by the SEC; and

(h)	at the Execution Time and at the time of delivery of any Prospectus Amendment, as the case may be, a certificate, addressed to the Underwriters and dated the date of the Execution Time or the Prospectus Amendment, as the case may be, in form and substance satisfactory to the Underwriters, acting reasonably, of the Corporation’s chief financial officer with respect to certain financial and accounting information relating to the Corporation and Hammerhead contained in the Base Prospectus, the Prospectus Supplement, the Registration Statement, the Disclosure Package and the U.S. Final Prospectus or incorporated by reference therein.

3.2	The delivery to the Underwriters of the filed Prospectus Supplement shall constitute a representation and warranty to the Underwriters by the Corporation that:

(a)	the information and statements contained in the Base Prospectus, as supplemented by the Prospectus Supplement (except any information and statements relating solely to the Underwriters which has been provided in writing to the Corporation by or on behalf of any Underwriter through the Co-Lead Underwriters specifically for inclusion therein) constitutes full, true and plain disclosure of all material facts relating to the Purchased Securities as required by Canadian Securities Laws; and

(b)	the Base Prospectus, as supplemented by the Prospectus Supplement, does not contain a misrepresentation within the meaning of Canadian Securities Laws provided that such representation and warranty shall not be provided in respect of any information and statements relating solely to the Underwriters which has been provided in writing to the Corporation by or on behalf of any Underwriter through the Co-Lead Underwriters specifically for inclusion therein.

Such delivery shall also constitute the consent of the Corporation to the use of the Base Prospectus and the Prospectus Supplement by the Underwriters in connection with the distribution of the Purchased Securities in the Provinces and elsewhere outside the United States in compliance with this Agreement and applicable securities laws.

3.3	The Corporation hereby represents, warrants and covenants to the Underwriters as follows:

(a)	the documents incorporated by reference in the Base Prospectus, when they were filed with the Securities Commissions, conformed in all material respects to the requirements of Canadian Securities Laws; the documents included or incorporated by reference in the Registration Statement and the U.S. Final Prospectus, when they became effective or were filed with the SEC, as the case may be, conformed in all material respects to any applicable requirements of the U.S. Exchange Act when they were filed with the SEC; and any further documents so filed and incorporated by reference in the Base Prospectus and the U.S. Final Prospectus or any amendment or supplement thereto, when such documents are filed with the Securities Commissions or the SEC, as applicable, will conform in all material respects to the requirements of Canadian Securities Laws, or the U.S. Exchange Act and the rules thereunder, as applicable;

(b)	on the Effective Date, the Registration Statement did, and on the date it was first filed and at the Closing Time (including on any Option Closing Date), the U.S. Final Prospectus did and will conform in all material respects with the U.S. Securities Act and the rules and regulations of the SEC under the U.S. Securities Act; on the date each was first filed, the Base Prospectus as supplemented by the Canadian Preliminary Prospectus Supplement did and, when supplemented by the Prospectus Supplement, will, and at the Closing Time the Base Prospectus and the Prospectus Supplement will, conform in all material respects with the applicable requirements of Canadian Securities Laws; the Registration Statement, as of the Effective Date, including the Base Prospectus contained therein, and in each case at the Bid Letter Acceptance Time, did not and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, not misleading; and the Base Prospectus as supplemented by the U.S. Preliminary Prospectus Supplement and the U.S. Final Prospectus will not, as of the filing date of the U.S. Preliminary Prospectus Supplement and the U.S. Final Prospectus, respectively, and as of the Closing Time (including on any Option Closing Date), contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Corporation by or on behalf of any Underwriter through the Co-Lead Underwriters specifically for inclusion in the Registration Statement, the Base Prospectus, the Canadian Preliminary Prospectus Supplement, the U.S. Preliminary Prospectus Supplement, the Prospectus Supplement or the U.S. Final Prospectus;

(c)

as of 9:00 a.m. (Eastern time) on November 7, 2023 (the Initial Sale Time) and as of the Closing Time (including on any Option Closing Date), the Disclosure Package did not and will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however that this representation and warranty shall not apply to any statements in or omissions from the Disclosure Package made in reliance upon and in conformity with information furnished in writing to the Corporation by or on behalf of any Underwriter through the Co-Lead Underwriters specifically for inclusion therein;

(d)	at the earliest time after the filing of the Registration Statement that the Corporation or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) of the U.S. Securities Act) of the Purchased Securities, the Corporation was not an Ineligible Issuer (as defined in Rule 405 of the U.S. Securities Act), without taking account of any determination by the SEC pursuant to Rule 405 of the U.S. Securities Act that it is not necessary that the Corporation be considered an Ineligible Issuer; provided that the Co-Lead Underwriters have notified the Corporation of the earliest time that an offering participant made a bona fide offer of the Purchased Securities; and

(e)	each Issuer Free Writing Prospectus does not and will not include any information that conflicts with the information contained in the Registration Statement, including any document incorporated therein by reference that has not been superseded or modified; if there occurs an event or development as a result of which the Disclosure Package would include an untrue statement of a material fact or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances then prevailing, not misleading, or as a result of which any Issuer Free Writing Prospectus would include any information that conflicts with the information contained in the Registration Statement, the Corporation will notify promptly the Co-Lead Underwriters so that any use of the Disclosure Package may cease until it is amended or supplemented; and each Issuer Free Writing Prospectus will comply in all material respects with the requirements of the U.S. Securities Act and the applicable rules and regulations of the SEC thereunder. The foregoing two sentences do not apply to statements in or omissions from the Disclosure Package made in reliance upon and in conformity with information furnished in writing to the Corporation by or on behalf of any Underwriter through the Co-Lead Underwriters specifically for use therein.

Article 4
Commercial Copies of Prospectus Supplement

4.1	The Corporation shall deliver, or cause to be delivered, to the Underwriters, as soon as practicable and in any event no later than noon (local time) on the second calendar day following the date of the filing of the Prospectus Supplement with the Securities Commissions, or the first business day thereafter, at offices designated by the Underwriters, such number of commercial copies of the Prospectus Supplement and the U.S. Final Prospectus as the Underwriters may reasonably request by instructions to the printer thereof given no later than the day prior to the time when the Corporation plans to authorize the printing of the commercial copies of the Prospectus Supplement and the U.S. Final Prospectus. The Corporation shall, until the conclusion of the distribution of the Purchased Securities as soon as possible following a reasonable request by the Underwriters, cause to be delivered to the Underwriters such additional commercial copies of the Prospectus Supplement and the U.S. Final Prospectus in such numbers and at such offices in such cities as the Underwriters may reasonably request from time to time.

4.2	The Corporation shall from time to time deliver to the Underwriters, as soon as practicable at the offices in such cities designated by the Underwriters pursuant to section 4.1, the number of copies of any documents incorporated, or containing information incorporated by reference in the Base Prospectus, Prospectus Supplement or the U.S. Final Prospectus and of any Subsequent Disclosure Documents or any Prospectus Amendment or amendment to the U.S. Base Prospectus or the U.S. Final Prospectus which the Underwriters may from time to time reasonably request; provided that if such documents or information are filed on SEDAR+ and/or EDGAR, as applicable, and generally available to the public, such documents or information shall be deemed to have been delivered in satisfaction of this request.

Article 5
Distribution of Purchased Securities

5.1	Each of the Underwriters covenants and agrees with the Corporation to offer the Purchased Securities for sale to the public in Canada and the United States, directly (including through any affiliate of an Underwriter) and through other investment dealers and brokers (the Underwriters, together with such other investment dealers and brokers, referred to herein as the Selling Firms), only in compliance with applicable Canadian Securities Laws and applicable U.S. federal securities laws, upon the terms and conditions set forth in the Base Prospectus, the Prospectus Supplement and the U.S. Final Prospectus, as applicable, any Prospectus Amendment and this Agreement.

5.2	Each of the Underwriters covenants and agrees with the Corporation:

(a)	to offer the Purchased Securities for sale to the public outside of Canada and the United States, directly (including through any affiliate of an Underwriter) and through other Selling Firms, only in compliance with all applicable laws and regulations in each jurisdiction into and from which they may offer or sell the Purchased Securities, upon the terms and conditions set forth in the Base Prospectus, the Prospectus Supplement and the U.S. Final Prospectus, as applicable, any Prospectus Amendment and this Agreement;

(b)	to use all reasonable efforts to complete and to cause the Selling Firms to complete the distribution of the Purchased Securities as soon as possible after the Closing Time; and

(c)	to comply with applicable Canadian Securities Laws and applicable U.S. federal securities laws with respect to the use of “green sheets” and other marketing materials.

5.3	The Underwriters may offer the Purchased Securities at a price less than the Offering Price in compliance with Securities Laws and, specifically in the case of any Purchased Securities offered in the Provinces, the requirements of NI 44-101 and the disclosure concerning the same which is contained in the Canadian Preliminary Prospectus Supplement and will be contained in the Prospectus Supplement. The Underwriters will inform the Corporation if the Offering Price is reduced. Any such reduction in the price at which the Purchased Securities are offered will not affect the purchase price payable by the Underwriters to the Corporation provided for herein.

5.4	For the purposes of this Article 5, the Underwriters shall be entitled to assume that the distribution of the Purchased Securities is qualified in each of the Provinces and that the sale of the Purchased Securities has been registered under U.S. federal securities laws unless the Underwriters receive notice to the contrary from the Corporation or any applicable securities regulatory authority.

5.5	No Underwriter will be liable to the Corporation under this Article 5 with respect to a default by another Selling Firm (that is not an affiliate of such Underwriter) or the Corporation under this Agreement if the Underwriter first mentioned is not itself in violation.

5.6	The Co-Lead Underwriters will notify the Corporation when, in their opinion, the Underwriters have ceased distribution of the Purchased Securities and shall, as soon as practicable, and, in any event, no later than 25 days thereafter, provide the Corporation with a breakdown of the number of Purchased Securities distributed in each of the Provinces where such breakdown is required for the purpose of calculating fees payable to a Securities Commission.

Article 6
Material Changes

6.1	(a) During the period from the date hereof until the completion of the distribution of the Purchased Securities and at any time when a prospectus relating to the Purchased Securities is required to be delivered under the U.S. Securities Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172 under the U.S. Securities Act), the Corporation shall promptly notify the Underwriters, in writing, with full particulars of:

(i)	any change (actual, contemplated or threatened) in the business, prospects, affairs, operations, assets, liabilities (contingent or otherwise), earnings, capital or ownership or condition (financial or otherwise) of the Corporation and its subsidiaries, taken as a whole, or, to its knowledge, Hammerhead or the Hammerhead Acquisition;

(ii)	any change in any matter covered by a statement contained in the Base Prospectus, the Registration Statement, the Prospectus Supplement, the U.S. Final Prospectus, any Subsequent Disclosure Documents or any Prospectus Amendment or amendment or supplement to any of them or any other part of the documents incorporated by reference therein; or

(iii)	any other fact, event or circumstance in respect of the Corporation or its subsidiaries;

of which it is aware and which:

(iv)	is, or may be, of such a nature as to render the Prospectus Supplement, the Base Prospectus, any Prospectus Amendment or any other part of the documents incorporated by reference therein misleading or untrue in any material respect or would result in any of such documents containing a misrepresentation or which would result in any of such documents not complying with any applicable Canadian Securities Laws or which would reasonably be expected to have a significant effect on the market price or value of the Purchased Securities; or

(v)	results in it being necessary to amend the Registration Statement or to amend or supplement the U.S. Final Prospectus in order that such document will not include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the case of the Registration Statement, not misleading, and in the case of the U.S. Final Prospectus, in light of the circumstances under which such statements are made, not misleading, or makes it necessary to amend or supplement the Registration Statement or the U.S. Final Prospectus to comply with the requirements of the U.S. Securities Act and the published rules and regulations thereunder.

(b)	The Corporation shall in good faith discuss with the Co-Lead Underwriters on behalf of the Underwriters, any change, event or circumstance (actual or proposed within the knowledge of the Corporation) which is of such a nature that there is reasonable doubt whether notice need be given to the Underwriters pursuant to this section and, in any event, prior to making any filing referred to in section 6.2 below.

6.2	During the period commencing on the Bid Letter Acceptance Time and ending on the completion of the distribution of the Purchased Securities, the Corporation shall promptly comply to the reasonable satisfaction of the Underwriters and their counsel with any applicable filing and other requirements under Canadian Securities Laws or the U.S. Securities Act or the rules thereunder arising as a result of any change, event or circumstance referred to in section 6.1 above and shall prepare and file under all applicable Canadian Securities Laws and under the U.S. Securities Act and the rules thereunder, with all reasonable dispatch, and in any event within any time limit prescribed under applicable Canadian Securities Laws and under the U.S. Securities Act and the rules thereunder, any Subsequent Disclosure Document or Prospectus Amendment or amendment or supplement to the Registration Statement or the U.S. Final Prospectus as may be required under applicable Canadian Securities Laws or the U.S. Securities Act or the rules thereunder; provided that the Corporation shall allow the Underwriters and their counsel to participate fully in the preparation of any such Subsequent Disclosure Document or Prospectus Amendment or amendment or supplement to the Registration Statement or the U.S. Final Prospectus and to conduct all due diligence investigations which the Underwriters may reasonably require in order to fulfill their obligations as underwriters and in order to enable the Underwriters to responsibly execute the certificate required to be executed by them in any Prospectus Amendment and the Underwriters shall have approved the form of any Prospectus Amendment or amendment or supplement to the Registration Statement or the U.S. Final Prospectus, such approval not to be unreasonably withheld and to be provided in a timely manner. The Corporation shall further promptly deliver to the Underwriters and the Underwriters’ counsel a copy of each Prospectus Amendment or amendment or supplement to the Registration Statement or the U.S. Final Prospectus signed as required by applicable Canadian Securities Laws and U.S. federal securities laws and each Subsequent Disclosure Document in the English and French languages, such number of commercial copies of each Prospectus Amendment or amendment or supplement to the Registration Statement or the U.S. Final Prospectus as the Underwriters may reasonably request, in the same manner as set forth in section 4.1 hereof, as well as opinions and letters with respect to each such Prospectus Amendment or amendment or supplement to the Registration Statement or the U.S. Final Prospectus substantially similar to those referred to in sections 3.1(f) and (g) above.

6.3	The delivery to the Underwriters of each Prospectus Amendment and Subsequent Disclosure Document shall constitute a representation and warranty to the Underwriters by the Corporation, with respect to the Base Prospectus and the Prospectus Supplement, as amended, modified or superseded by such Prospectus Amendment or Subsequent Disclosure Document and by each Prospectus Amendment and Subsequent Disclosure Document previously delivered to the Underwriters as aforesaid, to the same effect as set forth in paragraphs (a) and (b) of section 3.2 above. Such delivery shall also constitute the consent of the Corporation to the use of the Base Prospectus and the Prospectus Supplement, as amended, by the Underwriters in connection with the distribution of the Purchased Securities in the Provinces and elsewhere outside the United States; provided that the use of the U.S. Final Prospectus, as amended, and the distribution of the Purchased Securities by the Underwriters is conducted in compliance with this Agreement and applicable securities laws, including Canadian Securities Laws and the securities laws of any other jurisdiction in which the Purchased Securities are offered or sold.

6.4	During the period commencing on the Bid Letter Acceptance Time and ending on the completion of the distribution of the Purchased Securities, the Corporation will promptly inform the Underwriters of the full particulars of:

(a)	any request of any Securities Commission or the SEC for any amendment to the Prospectus Supplement, the Base Prospectus, any Prospectus Amendment, the Registration Statement, the U.S. Final Prospectus or any amendment or supplement thereto or any part of the Public Record or for any additional information;

(b)	the issuance by any Securities Commission, the SEC, or by any other competent authority of any order to cease or suspend trading of any securities of the Corporation or of the institution or, to the knowledge of the Corporation, threat of institution of any proceedings for that purpose;

(c)	the receipt by the Corporation of any communication from any Securities Commission, the SEC, the TSX, the NYSE or any other competent authority relating to the Prospectus Supplement, the Base Prospectus, any Prospectus Amendment, the Registration Statement, the U.S. Final Prospectus or any amendment or supplement thereto, any other part of the Public Record or the distribution of the Purchased Securities; or

(d)	any material amendment to the terms of the Hammerhead Acquisition.

Article 7
Representations, Warranties and Covenants

7.1	The Corporation represents, warrants and covenants to and with the Underwriters and acknowledges that the Underwriters are relying thereon in connection with the purchase of the Purchased Securities, that:

(a)	as of the Execution Time, there was no, and as of the date of the Canadian Preliminary Prospectus Supplement, the Prospectus Supplement, the Registration Statement, the U.S. Preliminary Prospectus Supplement and the U.S. Final Prospectus and the Closing Date there will be no, material information regarding, or material facts or material changes respecting, the Corporation, its securities or the Material Subsidiary which have not been publicly disclosed;

(b)	the Corporation has been duly amalgamated and organized and is valid and subsisting and in good standing under the laws of the Province of Alberta, and has all requisite corporate authority and power to carry on its business as described in the Prospectus, including, without limitation, to perform its obligations under the Material Agreements to which it is a party, and to own, lease and operate its properties and assets;

(c)	Crescent Point Partnership has been properly created and organized and is a valid and subsisting partnership under the laws of the Province of Alberta, and it and its partners have all requisite authority and power to carry on its business as described in the Prospectus, including, without limitation, to perform its obligations under the Material Agreements to which it is a party, and to own, lease and operate its properties and assets;

(d)	CPHL has been duly incorporated and organized and is valid and subsisting in good standing under the laws of the Province of Alberta, and has all requisite corporate authority and power to carry on its business as described in the Prospectus and to own, lease and operate its properties and assets;

(e)	the Corporation is qualified to carry on business and is validly subsisting under the laws of each jurisdiction in which it carries on a material portion of its business or is required to be validly subsisting and so qualified, and the Material Subsidiary is qualified to carry on its activities in each jurisdiction where it carries on such activities;

(f)	the Corporation does not have any material subsidiaries other than the Material Subsidiary;

(g)	all of the interests in the Crescent Point Partnership are legally and beneficially owned collectively by the Corporation and CPHL, free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever and no person has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming a partner or securing an interest in Crescent Point Partnership;

(h)	all of the issued and outstanding shares in the capital of CPHL are fully paid and non-assessable and legally and beneficially owned by the Corporation, free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever and no person holds any securities convertible into or exchangeable for issued or unissued shares of CPHL or has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement, warrant, option or right for the acquisition of any issued or unissued securities of CPHL;

(i)	the Corporation has full power and authority to issue the Purchased Securities as provided for herein and, at the Closing Date or the Option Closing Date, as applicable, the Purchased Securities will be duly and validly authorized for issuance and, upon receipt of the purchase price therefor, will be duly and validly issued as fully paid and non-assessable;

(j)	the Corporation is qualified to file a short form base shelf prospectus in accordance with the provisions of NI 44-102 and Blanket Order Blanket Order 44-501 - Exemption From Certain Prospectus Requirements For Well Known Seasoned Issuers in each of the Provinces and the Passport Receipt remains effective as at the date hereof;

(k)	the Corporation is not in default or breach of, and the execution and delivery of, and the performance of and compliance with the terms of this agreement, or any of the transactions contemplated hereby, does not and will not result in any breach of, or constitute a default under, and does not and will not create a state of facts which, after notice or lapse of time or both, would result in a breach of or constitute a default under, the Material Agreements to which it is a party, any term or provision of the articles, by-laws or resolutions of the Corporation or the Material Subsidiary, as applicable, any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document to which it is a party or by which it is bound, or any judgment, decree, order, statute, rule or regulation applicable to it, which default or breach might reasonably be expected to materially adversely affect the assets, business, prospects, operations, capital or condition (financial or otherwise) of the Corporation and its subsidiaries (taken as a whole);

(l)	the Corporation has full corporate power, authority and capacity to enter into this Agreement and this Agreement has been duly authorized, executed and delivered by the Corporation and this Agreement is a legal, valid and binding obligation of the Corporation enforceable against it in accordance with its terms, subject to the general qualifications to be set forth in the opinion of the Corporation’s Canadian counsel to be delivered pursuant to paragraph 9.1(e) hereof and the Corporation has full corporate power and authority to execute, deliver and perform its obligations under the Acquisition Agreement and the Acquisition Agreement has been and the Riverstone Lock Up will be when executed, duly authorized, executed and delivered by the Corporation and is enforceable against it in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, or transfer, moratorium or similar laws affecting creditors rights generally and subject to general principles of equity regardless of whether enforceability is considered in a proceeding in equity or at law;

(m)	the Corporation had or has, as applicable, the necessary corporate power and authority to deliver, execute, and/or file, as applicable, the Base Prospectus, the Canadian Preliminary Prospectus Supplement, the Prospectus Supplement, the Registration Statement, the U.S. Preliminary Prospectus Supplement and the U.S. Final Prospectus, and, if applicable, will have the necessary corporate power and authority to execute, deliver and/or file any Prospectus Amendment and any amendment to the Registration Statement prior to the filing thereof, and all necessary corporate action has been taken by the Corporation to authorize the delivery, execution, and/or filing, as applicable, by it of the Base Prospectus, the Canadian Preliminary Prospectus Supplement, the Prospectus Supplement, the Registration Statement, the U.S. Preliminary Prospectus Supplement and the U.S. Final Prospectus, as the case may be, in each of the Provinces under Canadian Securities Laws or with the SEC under the U.S. Securities Act, as applicable;

(n)	the Corporation is not and, after giving effect to the offering and sale of the Firm Securities and, if applicable, the Option Securities and the application of the proceeds as described in the Base Prospectus, the Prospectus Supplement, the Disclosure Package and the U.S. Final Prospectus under the heading “Use of Proceeds,” will not be required to register as an “investment company” as defined in the United States Investment Company Act of 1940, as amended, and the rules and regulations of the SEC promulgated thereunder;

(o)	PWC LLP, who have certified certain Financial Information and delivered their report with respect to certain Financial Information included or incorporated by reference, or to be included or incorporated by reference in the Base Prospectus, the Prospectus Supplement, the Disclosure Package and the U.S. Final Prospectus, are independent chartered accountants with respect to the Corporation within the meaning of Canadian Securities Laws and independent public accountants within the meaning of the U.S. Securities Act and the Public Company Accounting Oversight Board (United States) and the applicable published rules and regulations thereunder;

(p)	the Corporation has not taken, directly or indirectly, and will not take any action designed to or that would constitute or that might reasonably be expected to cause or result in, under Canadian Securities Laws, or the U.S. Exchange Act or otherwise, stabilization or manipulation of the price of any security of the Corporation to facilitate the sale or resale of the Purchased Securities;

(q)	there is no franchise, contract or other document of a character required to be described in the Registration Statement, the Disclosure Package, the Base Prospectus, the Prospectus Supplement or the U.S. Final Prospectus, or to be filed as an exhibit thereto, which is not described or filed as required;

(r)	except as set forth in or contemplated in the Base Prospectus, the Prospectus Supplement or any Prospectus Amendment and in the Disclosure Package and the U.S. Final Prospectus, the Corporation and its subsidiaries, are (i) in substantial compliance with all applicable Environmental Laws, (ii) have received and are in substantial compliance with all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses, and (iii) have not received notice of any actual or potential liability for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants, except where such non-compliance with Environmental Laws, failure to receive required permits, licenses or other approvals, or liability would not, individually or in the aggregate, have a material adverse effect on the Corporation and its subsidiaries (taken as a whole), whether or not arising from transactions in the ordinary course of business. Except as set forth in the Base Prospectus, the Prospectus Supplement or any Prospectus Amendment and in the Disclosure Package and the U.S. Final Prospectus, neither the Corporation nor any of its subsidiaries, has been named as a “potentially responsible party” under the United States Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or under any similar Canadian legislation except as would not, individually or in the aggregate, have a material adverse effect on the Corporation and its subsidiaries (taken as a whole);

(s)	the Corporation will promptly file all reports required to be filed by it with the Securities Commissions under applicable Canadian Securities Laws, and with the SEC pursuant to Section 13(a), 13(c) or 15(d) of the U.S. Exchange Act for so long as the delivery of a prospectus is required (including in circumstances where such requirement may be satisfied pursuant to Rule 172 of the U.S. Securities Act) in connection with the offering or sale of the Purchased Securities, and during such same period will advise the Co-Lead Underwriters, promptly after it receives notice thereof, of the issuance by the Securities Commissions or the SEC of any stop order or of any order preventing or suspending the use of any prospectus relating to the Purchased Securities, of the suspension of the qualification of such Purchased Securities for offering or sale in any of the Provinces and the United States, of the initiation or threat, to the knowledge of the Corporation, of any proceeding for any such purpose, or of any request by the Securities Commissions or the SEC for the amending or supplementing of the Registration Statement, the Base Prospectus, the Prospectus Supplement or the U.S. Final Prospectus or for additional information relating to the Purchased Securities; and the Corporation will use its commercially reasonable efforts to prevent the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Purchased Securities or the suspension of any such qualification and, in the event of the issuance of any such stop order or of any such order preventing or suspending the use of any prospectus relating to the Purchased Securities or suspending any such qualification, to use its commercially reasonable efforts to obtain the withdrawal of such order as soon as possible;

(t)	there has not been any material adverse change in the capital, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Corporation from the position set forth in the Financial Information and there has not been any material adverse change in the assets, business, prospects, operations, capital or condition (financial or otherwise) or results of the operations of the Corporation or its predecessors since December 31, 2022 and since that date there have been no material facts, transactions, events or occurrences which could materially adversely affect the assets, business, prospects, operations, capital or condition (financial or otherwise) of the Corporation and its subsidiaries (taken as a whole) which have not been disclosed in the Registration Statement, the Disclosure Package, the Base Prospectus, the Prospectus Supplement or the U.S. Final Prospectus;

(u)	(i) the Financial Information fairly presents, in accordance with international financial reporting standards, the financial position and condition, the results of operations, the cash flows and the other information purported to be shown therein of the Corporation as at the dates thereof and for the periods then ended and reflect all assets, liabilities and obligations (absolute, accrued, contingent or otherwise) of the Corporation as at the dates thereof required to be disclosed by international financial reporting standards in Canada, and include all adjustments necessary for a fair presentation and (ii) the interactive data in eXtensible Business Reporting Language included or incorporated by reference in the Registration Statement, the Disclosure Package, the Base Prospectus, the Prospectus Supplement and the U.S. Final Prospectus fairly presents the information called for in all material respects and has been prepared in accordance with the SEC’s rules and guidelines applicable thereto;

(v)	Controls and Procedures.

(i)	the Corporation has established and maintains effective disclosure controls and procedures (as such term is defined in Rules 13a-15 and 15d-15 under the U.S. Exchange Act) that (A) are designed to ensure that material information relating to the Corporation and its subsidiaries is made known to the Corporation’s principal executive officer and its principal financial officer by others within those entities; (B) provide for the periodic evaluation of the effectiveness of such disclosure controls and procedures on a quarterly basis; and (C) are effective in all material respects to perform the functions for which they were established;

(ii)	the Corporation maintains (i) effective “internal control over financial reporting” as defined in, and in compliance with, Rules 13a-15 and 15d-15 under the U.S. Exchange Act, and (ii) a system of internal accounting controls sufficient to provide reasonable assurance that (A) transactions are executed in accordance with management’s general or specific authorizations; (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability; (C) access to assets is permitted only in accordance with management’s general or specific authorization; and (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences;

(iii)	since the end of the Corporation’s most recent audited fiscal year, there has been (A) no material weakness (as defined in Rule 1-02 of Regulation S-X) in the Corporation’s internal control over financial reporting (whether or not remediated) and (B) no change in the Corporation’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Corporation’s internal control over financial reporting. The Corporation is not aware of (x) any significant deficiency (as defined in Rule 1-02 of Regulation S-X) in the design or operation of its internal control over financial reporting which is reasonably likely to adversely affect the Corporation’s ability to record, process, summarize and report financial data or any material weaknesses in its internal controls since the end of the Corporation’s most recent audited fiscal year; or (y) any fraud, whether or not material, that involves management or other employees who have a significant role in the Corporation’s internal controls;

(w)	no authorization, approval or consent of any court or governmental authority or agency is required to be obtained by the Corporation in connection with the distribution of the Purchased Securities, except such as may be required by the TSX, the NYSE or under the applicable Canadian Securities Laws or U.S. securities laws;

(x)	there are no actions, suits, proceedings or inquiries pending or (to the knowledge of the Corporation) threatened against or affecting the Corporation at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality which in any way materially adversely affects, or may in any way materially adversely affect, the assets, business, prospects, operations, capital or condition (financial or otherwise) of the Corporation and its subsidiaries (taken as a whole) or which questions or may question the validity of the issuance of the Purchased Securities as fully paid and non-assessable, or any action taken or to be taken by the Corporation pursuant to or in connection with this agreement;

(y)	the Corporation and the Material Subsidiary have conducted and are conducting their business in all material respects in compliance with all applicable laws, rules and regulations of each jurisdiction in which they carry on business and hold all material licences, registrations and qualifications in all jurisdictions in which they carry on business necessary to carry on their business as now conducted and as contemplated to be conducted in the Registration Statement, the Disclosure Package, the Base Prospectus, the Prospectus Supplement or the U.S. Final Prospectus except where such non-compliance or lack of license, registration or qualification, in aggregate, would not have a material adverse effect on the assets, business, prospects, operations, capital or condition (financial or otherwise) of the Corporation and its subsidiaries (taken as a whole);

(z)

other than the agreements in respect of the Corporation’s credit facilities and agreements relating to the ordinary course of business, or the agreements disclosed in the Public Record or to the Underwriters or their counsel, there are no material contracts, debt instruments or agreements to which the Corporation or the Material Subsidiary is a party or by which it is bound or which is required by the Corporation or the Material Subsidiary to carry on their respective business as now conducted and presently proposed to be conducted by them, and each of such contracts and agreements is a legal, valid and binding obligation of the Corporation or the Material Subsidiary, as applicable, enforceable against the Corporation or the Material Subsidiary, as applicable, in accordance with its terms, subject to the general qualifications set forth in the opinion of the Corporation’s counsel to be delivered pursuant to paragraph 9.1(e) hereof, and the Corporation or the Material Subsidiary, as applicable, is in compliance with the terms of such material agreements, and there is no default thereunder, except where such non-compliance or default, in aggregate, would not have a material adverse affect on the assets, business, prospects, operations, capital or condition (financial or otherwise) of the Corporation and its subsidiaries (taken as a whole). For the purposes of this section, any debt instrument, or any contract or agreement pursuant to which the Corporation will, or may reasonably be expected to, result in a requirement to expend more than an aggregate of $75,000,000 or receive or be entitled to receive revenue of more than $75,000,000, in either case in the next 12 months, or is out of the ordinary course of business of the Corporation, will be considered to be material (collectively, the Material Agreements);

(aa)	the information and statements set forth in the Public Record to the extent incorporated by reference in the Registration Statement, the Disclosure Package, the Base Prospectus, the Prospectus Supplement or the U.S. Final Prospectus were in all material respects true, correct, and complete and did not contain any misrepresentation as of the dates of such information and statements;

(bb)	the authorized capital of the Corporation consists of an unlimited number of Common Shares, which, as of the date hereof, 524,391,051 Common Shares are issued and outstanding as fully paid and non-assessable;

(cc)	except for: (i) 9,774,533 Common Shares reserved for issuance under the Restricted Share Bonus Plan; (ii) 3,092,098 Common Shares which may be issued pursuant to the DRIP; (iii) 3,980,038 Common Shares which may be issued pursuant to the SDP; (iv) up to 53,188,998 Common Shares which may be issued pursuant to the Hammerhead Acquisition; and (v) 5,101,738 Common Shares which may be issued pursuant to the Stock Option Plan; and no person holds any securities convertible into or exchangeable for Common Shares of the Corporation or has any agreement, warrant, option, right or privilege being or capable of becoming an agreement, warrant, option or right for the purchase of any unissued Common Shares or other securities of the Corporation;

(dd)	none of the Securities Commissions, the TSX, the NYSE or any similar regulatory authority has issued any order preventing or suspending trading in any securities of the Corporation or the sale of the Purchased Securities and no proceedings, investigations or inquiries for such purpose are pending or contemplated or (as far as the Corporation is aware) threatened;

(ee)	Computershare Trust Company of Canada, at its principal offices in the cities of Calgary and Toronto, is the duly appointed registrar and transfer agent of the Corporation with respect to the Common Shares;

(ff)	the minute books of the Corporation and the Material Subsidiary contain, in all material respects, true and correct copies of the constating documents of the Corporation and the Material Subsidiary, respectively, and at the Closing Date will contain true and correct copies of the minutes of all meetings and all resolutions of the directors (and committees thereof) and shareholders, as applicable, of the Corporation and the Material Subsidiary,

(gg)	other than as provided for in this Agreement and in connection with the Hammerhead Acquisition, the Corporation has not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder’s fees, agent’s commission or other similar forms of compensation with respect to the transactions contemplated hereby;

(hh)	the issued and outstanding Common Shares are listed and posted for trading on the TSX and the NYSE and the Purchased Securities issuable pursuant to this Agreement will be listed and posted for trading on the TSX and the NYSE upon the Corporation complying with the usual conditions imposed by the TSX and the NYSE, as applicable, with respect thereto;

(ii)	the Corporation is a “reporting issuer” in each of the provinces of Canada having the “reporting issuer” concept within the meaning of the applicable securities laws in such provinces and is not in default, in any material respect, of any requirement of applicable Canadian Securities Laws in such provinces;

(jj)	the definitive form(s) of certificates for the Common Shares is, and will on the Closing Date be, in due and proper form under the laws governing the Corporation and in compliance with the requirements of the TSX and the NYSE;

(kk)	the Corporation has made available to McDaniel, prior to the issuance of the Reserves Report, for the purpose of preparing such report, all information requested by McDaniel, which information did not contain any misrepresentation at the time such information was provided;

(ll)	(i) except with respect to changes in the prices of oil and gas, inflation and exchange rates and acquisitions and dispositions of assets by the Corporation as disclosed in the Registration Statement, the Disclosure Package, the Base Prospectus, the Prospectus Supplement or the U.S. Final Prospectus, the Corporation does not have any knowledge of a material adverse change in any production, cost, reserves or other relevant information provided to McDaniel in connection with McDaniel’s preparation of the Reserves Report since the date that such information was so provided; (ii) the Corporation believes that the Reserves Report reasonably presents the quantity and pre-tax present worth values of the oil and gas reserves associated with the crude oil, natural gas liquids and natural gas properties evaluated in such report as at its effective date based upon information available at the time such reserves information was prepared, and the Corporation believes that at the date of such report it did not overstate the aggregate quantity or pre-tax present worth values of such reserves or the estimated monthly production volumes therefrom; (iii) each of the Reserves Report and the information set forth in the Corporation’s Annual Information Form for the Year ended December 31, 2022 under the heading “Statement of Reserves Data and Other Oil and Gas Information” and incorporated by reference in the Registration Statement, the Base Prospectus, the Canadian Preliminary Prospectus Supplement, the U.S. Preliminary Prospectus Supplement, the Prospectus Supplement and the U.S. Final Prospectus has been reviewed and approved by the Corporation and prepared in accordance with both National Instrument 51-101 of the Canadian Securities Administrators and the definitions and standards contained in the Canadian Oil and Gas Evaluation Handbook;

(mm)	neither the Corporation nor the Material Subsidiary are aware of any defects, failures or impairments in the title of the Corporation and its subsidiaries (on a consolidated basis) to the crude oil, natural gas liquids and natural gas properties disclosed in the Registration Statement, the Disclosure Package, the Base Prospectus, the Prospectus Supplement or the U.S. Final Prospectus, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate could have a material adverse effect on: (A) the quantity and pre-tax present worth values of crude oil, natural gas liquids and natural gas reserves of the Corporation and its subsidiaries (on a consolidated basis) as disclosed in the Registration Statement, the Disclosure Package, the Base Prospectus, the Prospectus Supplement or the U.S. Final Prospectus; (B) the current production volumes of the Corporation and its subsidiaries (on a consolidated basis); or (C) the current cash flow of the Corporation and its subsidiaries (on a consolidated basis);

(nn)	each of the Corporation and the Material Subsidiary, as applicable, owns its assets, free and clear of all liens, charges, encumbrances and security interests of any nature or kind, other than those liens, charges and encumbrances that are standard in the oil and gas industry or which do not have a material adverse effect on the ownership or operation of such assets;

(oo)	the attributes and characteristics of the Common Shares conform in all material respects to the attributes and characteristics thereof described in the Registration Statement, the Disclosure Package, the Base Prospectus, the Prospectus Supplement or the U.S. Final Prospectus;

(pp)	with such exceptions as are not material (taken as a whole) to the Corporation (i) the Corporation has duly and on a timely basis filed all tax returns required to be filed by it, has paid all taxes due and payable by it and has paid all assessments and re-assessments and all other taxes, governmental charges, penalties, interest and other fines due and payable by it and which were claimed by any governmental authority to be due and owing on account of the foregoing, other than taxes, governmental charges, penalties, interest and other fines which are being contested in good faith and for which adequate provision has been made; (ii) adequate provision has been made for taxes payable for any completed fiscal period for which tax returns are not yet required; (iii) there are no agreements, waivers, or other arrangements providing for an extension of time with respect to the filing of any tax return or payment of any tax, governmental charge or deficiency by the Corporation; (iv) to the best of the knowledge, information and belief of the Corporation, there are no actions, suits, proceedings, investigations or claims threatened or pending against the Corporation in respect of taxes, governmental charges or assessments asserted by any such governmental authority; and (v) the Corporation has withheld and remitted on a timely basis any amounts that it is required to withhold and remit under any applicable legislation;

(qq)	neither the Corporation nor any of its subsidiaries, nor any director or officer of the Corporation or its subsidiaries, nor, to the knowledge of the Corporation, any agent or employee of the Corporation or its subsidiaries, affiliate or other person acting on behalf of the Corporation or its subsidiaries, has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made or taken an act in furtherance of an offer, promise or authorization of any direct or indirect unlawful payment of corporate funds or benefit to any foreign or domestic government or regulatory official or employee, including, without limitation, of any government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office; (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended, the Corruption of Foreign Public Officials Act (Canada), or committed an offense under any other applicable anti-bribery or anti-corruption laws; or (iv) made, offered, agreed, requested or taken an act in furtherance of any unlawful bribe or other unlawful benefit, including, without limitation, any rebate, payoff, influence payment, kickback or other unlawful or improper payment or benefit. The Corporation has instituted, maintained and enforced, and will continue to maintain and enforce, policies and procedures designed to promote and ensure compliance with all applicable anti-bribery and anti-corruption laws;

(rr)	neither the Corporation nor any of its subsidiaries, nor any director or officer of the Corporation or its subsidiaries, nor, to the knowledge of the Corporation, any agent, employee or representative of the Corporation or its subsidiaries, affiliate or other person acting on behalf of the Corporation or its subsidiaries is currently the subject or target of any sanctions administered or enforced by the U.S. government (including, without limitation, the Office of Foreign Assets Control of the U.S. Treasury Department or the U.S. Department of State and including, without limitation, the designation as a “specially designated national” or “blocked person”), the United Nations Security Council, or other relevant sanctions authority (collectively, “Sanctions”), nor is the Corporation or any of its subsidiaries located, organized or resident in a country or territory that is the subject or the target of Sanctions, including, without limitation, the Crimea, Zaporizhzhia, and Kherson regions of Ukraine, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, Cuba, Iran, North Korea and Syria (each, a “Sanctioned Country”); and the Corporation will not directly or indirectly use the proceeds of the offering of the Purchased Securities hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity (i) to fund or facilitate any activities of or business with any person that, at the time of such funding or facilitation, is the subject or the target of Sanctions, (ii) to fund or facilitate any activities of or business in any Sanctioned Country or (iii) in any other manner that will result in a violation by any person (including any person participating in the transaction, whether as underwriter, advisor, investor or otherwise) of Sanctions. For the past five years, the Corporation and its subsidiaries have not knowingly engaged in, are not now knowingly engaged in, and will not engage in, any dealings or transactions with any person that at the time of the dealing or transaction is or was the subject or the target of Sanctions or with any Sanctioned Country;

(ss)	none of the Corporation, its subsidiaries or, to the Corporation’s knowledge, any of its employees or agents, has at any time during the last five years (i) made any unlawful contribution to any candidate for non-United States office, or failed to disclose fully any such contribution in violation of law, or (ii) made any payment to any federal or state governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by the laws of the United States or any jurisdiction thereof; the operations of the Corporation and its subsidiaries are and have been conducted at all times in compliance with all applicable financial recordkeeping and reporting requirements, including those of the Currency and Foreign Transactions Reporting Act of 1970, as amended, those of the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act, and the applicable anti-money laundering statutes of all jurisdictions in which the Corporation and its subsidiaries conduct business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental or regulatory agency (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Corporation or its subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the knowledge of the Corporation, threatened;

(tt)	there is and has been no failure on the part of the Corporation or any of its directors or officers, in their capacities as such, to comply with any provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith, including, without limitation, Section 402 related to loans and Sections 302 and 906 related to certifications;

(uu)	(i)(x) there has been no material security breach or other compromise of or relating to any of the Corporation’s information technology and computer systems, networks, hardware, software, data (including the data of its customers, employees, suppliers, vendors and any third party data maintained by or on behalf of it), equipment or technology (collectively, “IT Systems and Data”) and (y) the Corporation has not been notified of, and has no knowledge of any event or condition that would reasonably be expected to result in, any material security breach or other compromise to its IT Systems and Data; (ii) the Corporation is presently in compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification, except as would not, in the case of this clause (ii), individually or in the aggregate, have a material adverse effect; and (iii) the Corporation has implemented and maintained commercially reasonable safeguards to maintain and protect its material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and Data; and (iv) the Corporation has implemented commercially reasonable backup and disaster recovery technology consistent with industry standards and practices;

(vv)	each of the Corporation and the Material Subsidiary own, have valid and enforceable licenses for, or otherwise have adequate rights to use all technology (including but not limited to patented, patentable and unpatented inventions and unpatentable proprietary or confidential information, systems or procedures), designs, processes, licenses, patents, trademarks, service marks, trade secrets, trade names, know how, copyrights and other works of authorship, computer programs, technical data and information and all similar intellectual property or proprietary rights (including all registrations and applications for registration of, and all goodwill associated with, any of the foregoing, as applicable) (collectively, “Intellectual Property”) that are material to their business as currently conducted or as proposed to be conducted or to the development, manufacture, operation and sale of any products and services sold or currently proposed to be sold by any of the Corporation or the Material Subsidiary, except where the failure to own, license or otherwise have rights to such Intellectual Property would not, individually or in the aggregate, reasonably be expected to have a material adverse effect. The Intellectual Property of the Corporation and the Material Subsidiary has not been adjudged by a court or other administrative body of competent jurisdiction to be invalid or unenforceable in whole or in part. (i) To the knowledge of the Corporation, there are no third parties who have established or are able to establish, rights to any Intellectual Property owned by, or licensed to, the Corporation or the Material Subsidiary, except for, and to the extent of, the ownership rights of the owners of the Intellectual Property which the Registration Statement, the Prospectus Supplement, the Disclosure Package and the U.S. Final Prospectus disclose is licensed to the Corporation; (ii) to the knowledge of the Corporation, there is no infringement, misappropriation or other violation by third parties of any Intellectual Property owned by, or licensed to, the Corporation or the Material Subsidiary; (iii) there is no pending or, to the knowledge of the Corporation, threatened action, suit, proceeding or claim by others challenging the Corporation’s or its Material Subsidiary’s rights in or to any Intellectual Property owned by, or licensed to, the Corporation or its subsidiaries; (iv) there is no pending or, to the knowledge of the Corporation, threatened action, suit, proceeding or claim by others challenging the validity, enforceability or scope of any Intellectual Property owned by, or licensed to, the Corporation and the Material Subsidiary; (v) there is no pending or, to the knowledge of the Corporation, threatened action, suit, proceeding or claim by others that (nor has the Corporation or the Material Subsidiary received any written claim from a third party that) the Corporation or the Material Subsidiary infringe, misappropriate or otherwise violate, or would, upon the commercialization of any product or service described in the Registration Statement, the Prospectus Supplement or any Prospectus Amendment and in the Disclosure Package and the U.S. Final Prospectus as under development, infringe, misappropriate or otherwise violate, any Intellectual Property rights of others; (vi) the Corporation and the Material Subsidiary have complied in all material respects with and there has been no material breach or default under the terms of each agreement pursuant to which Intellectual Property has been licensed to the Corporation and the Material Subsidiary, and all such agreements which are material to the Corporation’s business are in full force and effect; and (vii) there is no patent or patent application that contains claims that interfere with the issued or pending claims of any of the Intellectual Property owned by or licensed to the Corporation or the Material Subsidiary or that challenges the validity, enforceability or scope of any such Intellectual Property; except, in all cases, as would not, individually or in the aggregate, reasonably be expected to have a material adverse effect;

(ww)	there are no business relationships or related party transactions involving the Corporation or any other person required to be described in the Registration Statement, the Prospectus Supplement or any Prospectus Amendment and in the Disclosure Package and the U.S. Final Prospectus that have not been described. In the past five years, the Corporation has not, directly or indirectly, extended or maintained credit, arranged to extend credit, or renewed any extension of credit, in the form of a personal loan, to or for any director or executive officer of the Corporation, or to or for any family member or affiliate of any director or executive officer of the Corporation in violation of applicable laws, including Section 13(k) of the U.S. Exchange Act;

(xx)	the Corporation and the Material Subsidiary carry, or are covered by, insurance in such amounts and covering such risks as the Corporation believes are adequate for the conduct of their business and the value of their properties and is customary for companies engaged in similar industries, and all such insurance is in full force and effect. The Corporation has no reason to believe that it and its Material Subsidiary will not be able to (i) renew their existing insurance coverage as and when such policies expire or (ii) obtain comparable coverage from similar institutions as may be necessary to conduct their business as currently conducted. Neither the Corporation nor the Material Subsidiary has been denied any insurance coverage which it has sought or for which it has applied;

(yy)	neither the Corporation nor the Material Subsidiary is involved in any labor dispute except where the dispute would not, individually or in the aggregate, have a material adverse effect, nor, to the knowledge of the Corporation, is any such dispute threatened;

(zz)	no acquisition has been made by the Corporation that is a “significant acquisition” to the Corporation within the meaning of Canadian Securities Laws, and the Corporation is not party to any contract with respect to any probable acquisition that would constitute a “significant acquisition” to the Corporation, in each case that would require disclosure in the Registration Statement, the Disclosure Package, the Base Prospectus, the Prospectus Supplement or the U.S. Final Prospectus under applicable Canadian Securities Laws;

(aaa)	the representations and warranties of the Corporation in the Acquisition Agreement, a true copy of which has been provided to the Underwriters, are true and correct as of the date hereof and the Corporation is not in breach of any covenants in the Acquisition Agreement except, in either case, such as would not have a material adverse effect on the assets, business, prospects, operations, capital or condition (financial or otherwise) of the Corporation and its subsidiaries (taken as whole);

(bbb)	based on its commercially reasonable investigation, the Corporation does not have any reason to believe (i) that the representations and warranties of Hammerhead in the Acquisition Agreement are not true and correct, in all material respects, as of the date of such agreement or as of the date hereof, or that Hammerhead is in material breach of any covenants in the Acquisition Agreement and (ii) that the disclosure in respect of Hammerhead (including any disclosure in respect of the Combined Company (as hereinafter defined)) included or incorporated by reference in the Registration Statement, the Prospectus Supplement, the Disclosure Package and the U.S. Final Prospectus is not accurate in all material respects;

(ccc)	all information regarding Hammerhead included or incorporated by reference in the Registration Statement, the Prospectus Supplement, the Disclosure Package and the U.S. Final Prospectus, including in respect of the Corporation and Hammerhead operating as a combined company (the Combined Company) following the Hammerhead Acquisition, is contained in or was derived from, and is consistent with, the information included in Hammerhead’s public filings except where otherwise disclosed therein, subject, in the case of the Combined Company, to such adjustments as reasonably reflect the Corporation’s good faith estimates of the Combined Company’s expected operations and financial condition, and that such information is accurate and fairly presented in all material respects; and

(ddd)	no forward-looking information within the meaning of Canadian Securities Laws included or incorporated by reference in the Registration Statement, the Prospectus Supplement, the Disclosure Package and the U.S. Final Prospectus has been made or reaffirmed without a reasonable basis or derived from sources which the Corporation believed to be reliable and accurate and represented the Corporation’s reasonable estimates as at the time made.

7.2	The Corporation covenants and agrees with and in favour of the Underwriters that the proceeds received by the Corporation from the Underwriters from the sale of the Purchased Securities will be used for the purposes to be described in the Prospectus Supplement, the Disclosure Package and the U.S. Final Prospectus.

7.3	Except as contemplated by this Agreement, during the period commencing on the Bid Letter Acceptance Time and ending on the date which is 90 days from the closing of the distribution of the Purchased Securities contemplated hereunder, the Corporation has not and will not, without the prior written consent of the Co-Lead Underwriters, after consultation with the Underwriters, which consent shall not be unreasonably withheld or delayed, directly or indirectly, issue, create, allot, authorize, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise lend transfer or dispose of any Common Shares or securities or other financial instruments convertible into or having the right to acquire Common Shares (other than pursuant to rights or obligations under securities or instruments outstanding ) or enter into any agreement or arrangement under which the Corporation acquires or transfers to another, in whole or in part, any of the economic consequences of ownership of Common Shares, whether that agreement or arrangement may be settled by the delivery of Common Shares or other securities or cash, or agree to become bound to do so, or disclose to the public any intention to do so, (provided that the foregoing will not restrict the Corporation from issuing Common Shares pursuant to the Hammerhead Acquisition, acquiring Common Shares pursuant to the automatic share purchase plan in relation to the Corporation’s current normal course issuer bid or from granting incentive rights of the Corporation to directors, officers, employees and contractors of Corporation and its subsidiaries pursuant to the Restricted Share Bonus Plan, Stock Option Plan, performance share unit plan, employee share value plan, and deferred share unit plan and issuing Common Shares pursuant thereto or restrict the ability to issue Common Shares under any DRIP or under the SDP and to satisfy currently outstanding instruments or contractual commitments).

7.4	The Corporation will use commercially reasonable efforts to enforce the terms of the Riverstone Lock-Up and will not release Riverstone from any of the lock-up restrictions without the prior written consent of the Co-Lead Underwriters, which consent will not be unreasonably withheld or delayed.

7.5	Unless the Corporation and the Co-Lead Underwriters otherwise agree in writing, neither the Corporation nor any Underwriter has made and none of them will make any offer relating to the Purchased Securities that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a Free Writing Prospectus; provided that the prior written consent of the parties hereto shall be deemed to have been given in respect of the Free Writing Prospectuses identified in Annex D hereto. Any such Free Writing Prospectus consented to by the Co-Lead Underwriters or the Corporation is hereinafter referred to as a Permitted Free Writing Prospectus. The Corporation agrees that (i) it has treated and will treat, as the case may be, each Permitted Free Writing Prospectus as an Issuer Free Writing Prospectus, and (ii) it has complied and will comply, as the case may be, with the requirements of Rules 164 and 433 under the U.S. Securities Act applicable to any Permitted Free Writing Prospectus, including in respect of timely filing with the SEC, legending and record keeping.

Article 8
Closing

8.1	The closing of the purchase and sale of the Firm Securities shall take place virtually at the Closing Time or at such other time and place as may be agreed upon in writing by the Corporation and the Co-Lead Underwriters.

8.2	The closing of the purchase and sale of any Option Securities shall be completed at the Closing Time on such date (the Option Closing Date), which may be the same as the Closing Date but shall in no event be earlier than the Closing Date, nor less than three nor more than five business days after the giving of the notice hereinafter referred to (provided that if the Option Closing Date is the same as the Closing Date, such notice may be given not less than two business days prior to the Option Closing Date), as shall be specified in a written notice from the Co-Lead Underwriters, on behalf of the Underwriters, to the Corporation of the Underwriters’ determination to purchase that number of Option Securities specified in such notice. The closing of the purchase and sale of any Option Securities shall be completed virtually or at such other time and place as may be agreed upon in writing by the Corporation and the Co-Lead Underwriters. If the Over-Allotment Option is exercised, all of the provisions of this Agreement relating to the purchase by the Underwriters of the Firm Securities shall apply mutatis mutandis in relation to the purchase by the Underwriters of any Option Securities at the Closing Time on the Option Closing Date.

8.3	At the Closing Time, the Corporation shall deliver to CDS Clearing and Depository Services Inc. (CDS), on behalf of the Underwriters, in electronic or certificated form, the Purchased Securities registered in the name of “CDS & Co.” or in such other name or names as the Co-Lead Underwriters may notify the Corporation not less than one business day before the Closing Date. The Co-Lead Underwriters, on behalf of the Underwriters, shall furnish to CDS not less than one business day before the Closing Date, a breakdown of the number of Purchased Securities to be allocated in the book-based system of CDS to the Underwriters and other brokers or dealers which are participants of CDS and act on behalf of beneficial owners, together with the financial institution numbers of each person to whom Purchased Securities are to be allocated in the book-based system. The delivery of the Purchased Securities, in electronic or certificated form, to CDS shall be made against payment by the Underwriters to the Corporation at the Closing Time of the aggregate purchase price for the Purchased Securities purchased by the Underwriters by wire transfer in immediately available funds as directed by the Corporation.

8.4	At the Closing Time, the Corporation shall pay the Underwriting Fee to the Underwriters by wire transfer in immediately available funds as directed by the Underwriters.

Article 9
Conditions Precedent

9.1	The following are conditions precedent to the obligations of the Underwriters to close the transactions contemplated by this Agreement, which conditions the Corporation covenants to exercise all reasonable commercial efforts to have fulfilled at or prior to the Closing Time and which conditions may be waived in writing in whole or in part by the Underwriters at any time. If any of the conditions are not met, each of the Underwriters may terminate its obligations under this Agreement without prejudice to any other remedies it may have. At the Closing Time:

(a)	the Underwriters shall have received certificates of the Corporation, dated the Closing Date, signed on behalf of the Corporation by its President and Chief Executive Officer and Chief Financial Officer or such other senior officers satisfactory to the Underwriters, certifying that:

(i)	the Corporation has, in all material respects, complied with and satisfied all covenants, terms and conditions of this Agreement on its part to be complied with or satisfied at or prior to the Closing Time;

(ii)	the representations and warranties of the Corporation contained herein are true and correct in all material respects (except in the case of such representations and warranties that are qualified by a “material adverse effect” or other concepts of materiality, in which case such representations and warranties shall be true and correct in all respects as so qualified) as of the Closing Time with the same force and effect as if made at and as of the Closing Time, except for such representations and warranties which are made as of a specific date other than the Closing Date;

(iii)	no event of a nature referred to in section 10.1(a), (b), (c) or (d)(i) hereof has occurred since the date of this Agreement or to the knowledge of such officers is pending, contemplated or threatened; and

(iv)	there has been no adverse material change, financial or otherwise, as at the Closing Date, in the business, earnings, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Corporation and its subsidiaries (taken as a whole) from that disclosed in the Prospectus Supplement or any Prospectus Amendment and in the Disclosure Package and the U.S. Final Prospectus,

and the Underwriters shall have no knowledge to the contrary;

(b)	the Corporation shall have furnished to the Underwriters evidence that the Purchased Securities have been conditionally approved for listing and trading on the TSX and approved for listing on the NYSE on the Closing Date;

(c)	the Underwriters shall have received a legal opinion, dated the Closing Date, from Québec counsel to the Corporation as to compliance with the laws of Québec relating to the use of the French language in connection with the offering, issuance and sale of the Purchased Securities, which opinion shall be in form and substance satisfactory to the Underwriters’ counsel, acting reasonably;

(d)	the Underwriters shall have received a comfort letter of the Corporation’s auditors addressed to the Underwriters and dated the Closing Date, in form and substance satisfactory to the Underwriters, acting reasonably, bringing the information contained in the comfort letter of such auditors referred to in section 3.1(g) hereof forward to the Closing Time, which comfort letter shall be based on a review having a cut-off date not more than two business days prior to the Closing Date;

(e)	the Underwriters shall have received a certificate of the Corporation’s chief financial officer addressed to the Underwriters and dated the Closing Date, in form and substance satisfactory to the Underwriters, acting reasonably, bringing the information contained in the certificate referred to in section 3.1(h) hereof forward to the Closing Time;

(f)	the Underwriters shall have received legal opinions, dated the Closing Date, from Norton Rose Fullbright U.S. LLP and Carter Ledyard & Milburn LLP, U.S. counsel for the Corporation, to the effect set forth in Annex A hereto, from Norton Rose Fullbright Canada LLP, Canadian counsel for the Corporation, to the effect set forth in Annex B hereto, from Paul, Weiss, Rifkind, Wharton & Garrison LLP, U.S. counsel for the Underwriters, with respect to the Registration Statement, the Disclosure Package, the U.S. Final Prospectus (together with any supplement thereto) and other related matters as the Underwriters may reasonably require, and from McCarthy Tetrault LLP, Canadian counsel for the Underwriters with respect to the issuance and sale of the Purchased Securities in Canada, the Base Prospectus and the Prospectus Supplement and other related matters as the Underwriters may reasonably require, it being understood that counsel for the Underwriters may rely on the opinions of counsel for the Corporation and that counsel for the Underwriters and counsel for the Corporation may rely upon the opinions of local counsel as to all matters not governed by the laws of the respective jurisdictions in which they are qualified to practice, and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of the Corporation, auditors and public officials, and that the opinions of counsel may be subject to usual qualifications as to equitable remedies, creditors’ rights laws and public policy considerations;

(g)	the Underwriters shall have received written confirmation from the Corporation’s registrar and transfer agent of the number of Common Shares issued and outstanding as of the day immediately prior to the Closing Date;

(h)	if the Registration Statement has been filed with FINRA for review, FINRA shall not have raised any objection with respect to the fairness and reasonableness of the underwriting terms or other arrangements or transactions, contemplated hereby which remain unresolved; and

(i)	prior to the Closing Time, the Corporation shall have furnished to the Co-Lead Underwriters such further information, certificates and documents as the Co-Lead Underwriters may reasonably request.

Article 10
Termination

10.1	In addition to any other remedies which may be available to the Underwriters, the Underwriters (collectively, or any one of them individually) shall be entitled, at their option, to terminate and cancel their obligations under this Agreement, without any liability on their part, if prior to the Closing Time:

(a)	any order to cease, limit or suspend trading in any securities of the Corporation, or prohibiting or restricting the distribution of the Purchased Securities is made, or any stop order suspending the effectiveness of the Registration Statement or stop order preventing or suspending the use of any prospectus relating to the Purchased Securities has been issued, or any proceeding is announced or commenced or, to the Corporation’s knowledge, threatened for the making of any such order, by any Securities Commission, the SEC or similar regulatory authority, any stock exchange or by any other competent authority, and has not been rescinded, revoked or withdrawn;

(b)	any inquiry, action, suit, investigation or other proceeding (whether formal or informal) is commenced, threatened or announced or any order or ruling is issued under or pursuant to any statute of Canada or any Province, or of the United States or any state thereof or by any official of any stock exchange or by any other regulatory authority having jurisdiction over a material portion of the business and affairs of the Corporation and its subsidiaries (on a consolidated basis) or otherwise, or there is any change of law, or the interpretation, pronouncement or administration thereof or in respect thereof which in the opinion of such Underwriter, acting reasonably, may prevent or operates to prevent or restrict the distribution of, or trading in the Purchased Securities or the trading in any other securities of the Corporation;

(c)	the Corporation shall be in material breach of, default under or non-compliance with any material representation, warranty, covenant, term or condition of this Agreement in any material respect;

(d)	there shall occur, be discovered or be publicly announced, any change as is contemplated in section 6.1(a) hereof (other than a change related solely to the Underwriters), or (ii) as a result of investigations after the date hereof, the Underwriters shall become aware of any material information with respect to the Corporation which had not been publicly disclosed or disclosed in writing to the Underwriters at or prior to the date hereof and which in the opinion of the Underwriters (or any of them), acting reasonably, could be expected to have a material adverse effect on the market price or value of the Purchased Securities or any other securities of the Corporation; or

(e)	there should develop, occur or come into effect or existence any event, action, state, condition (including, without limitation, matters caused by, or related to or resulting from COVID-19, but only to the extent there are material adverse developments related thereto after the date hereof) or occurrence of national or international consequence, acts of hostilities or escalation thereof or other calamity or crisis or any change or development involving a prospective change in national or international political, financial or economic conditions or any action, law, regulation, inquiry or other occurrence of any nature which, in the reasonable opinion of such Underwriter, materially adversely affects or will materially adversely affect the Canadian or United States financial markets generally or the business, prospects, operations or affairs of the Corporation and its subsidiaries, taken as a whole, or the market price or value of the Purchased Securities or any other securities of the Corporation.

Any such termination shall be effected by an Underwriter or the Underwriters giving written notice to the Corporation at any time prior to the Closing Time. In the event of a termination by the Underwriters pursuant to this section 10.1, there shall be no further liability on the part of the Underwriters or of the Corporation to the Underwriters except in respect of the payment of such of the expenses referred to in Article 13 hereof payable by the Corporation as shall previously have been incurred and any liability of the Corporation to the Underwriters which may have arisen or may thereafter arise under Article 12 hereof.

Article 11
Conditions

11.1	All terms and conditions of this Agreement shall be construed as conditions and any material breach or failure to comply in all material respects with any such terms or conditions which are for the benefit of the Underwriters shall entitle the Underwriters to terminate their obligation to purchase the Purchased Securities by notice in writing to that effect given to the Corporation at or prior to the Closing Time. The Underwriters may waive in whole or in part or extend the time for compliance with any of such terms and conditions without prejudice to their rights in respect of any other of such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Underwriters any such waiver or extension must be in writing.

Article 12
Indemnification and Contribution

12.1	The Corporation shall indemnify and hold harmless each of the Underwriters and the Underwriters’ directors, officers, shareholders, agents and employees and each person who controls any Underwriter within the meaning of section 15 of the U.S. Securities Act or section 20 of the U.S. Exchange Act (collectively, the Indemnified Parties and individually, an Indemnified Party) from and against all actions, liabilities, claims (including securityholder actions, whether derivative or otherwise), demands, losses (other than loss of profit in connection with the distribution of the Purchased Securities), costs, damages and expenses (including, without limitation, any legal or other expenses reasonably incurred by them in connection with investigating or defending any such action, liability, claim, demand, or loss) in any way caused by or arising directly or indirectly from or in consequence of:

(a)	any information or statement (except any information or statement relating solely to the Underwriters or any of them that has been provided in writing to the Corporation by or on behalf of any Underwriter through the Co-Lead Underwriters specifically for inclusion therein) in the Registration Statement, the Base Prospectus, the Canadian Preliminary Prospectus Supplement, the U.S. Preliminary Prospectus Supplement, the Prospectus Supplement, the U.S. Final Prospectus, any Prospectus Amendment or in any other document incorporated therein by reference being or being alleged to be a misrepresentation or untrue, or any omission or alleged omission to state therein any fact or information (except facts or information relating solely to the Underwriters or any of them that has been provided in writing to the Corporation by or on behalf of any Underwriter through the Co-Lead Underwriters specifically for inclusion therein) required to be stated therein or necessary to make any of the statements therein not misleading in light of the circumstances in which they were made;

(b)	any untrue statement or alleged untrue statement of a material fact in the Registration Statement or any amendment thereto, or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, or any untrue statement or alleged untrue statement of a material fact in the U.S. Preliminary Prospectus Supplement, the U.S. Final Prospectus, any Issuer Free Writing Prospectus or any amendment or supplement thereto, or any omission or alleged omission of a material fact (except facts or information relating solely to the Underwriters or any of them that has been provided in writing to the Corporation by or on behalf of any Underwriter through the Co-Lead Underwriters specifically for inclusion therein) necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(c)	any order made or any inquiry, investigation (whether formal or informal) or proceeding commenced or threatened by any securities, regulatory or other competent authority based upon any untrue statement, omission or misrepresentation or alleged untrue statement, omission or misrepresentation (except a statement, omission or misrepresentation relating solely to the Underwriters or any of them that has been provided in writing to the Corporation by or on behalf of any Underwriter through the Co-Lead Underwriters specifically for inclusion therein) in the Public Record, preventing or restricting the trading in or the distribution of the Purchased Securities or any of them in any of the Provinces or in the United States; or

(d)	the Corporation not complying with any requirement of applicable Canadian Securities Laws or U.S. securities laws in connection with the transactions contemplated herein.

Each Underwriter agrees, severally and not jointly, to indemnify and hold harmless each of the Corporation and its directors, officers, employees and agents and each person who controls the Corporation within the meaning of Section 15 of the U.S. Securities Act and Section 20 of the U.S. Exchange Act, from and against any and all losses (other than loss of profits), actions, claims, damages and liabilities (including, without limitation, the legal fees and other expenses incurred in connection with any suit, action or proceeding or any claim asserted) caused by any untrue statement or alleged untrue statement of a material fact relating solely to the Underwriters that has been provided in writing to the Corporation by or on behalf of any Underwriter through the Co-Lead Underwriters specifically for inclusion therein contained in the Canadian Preliminary Prospectus Supplement, the U.S. Preliminary Prospectus Supplement, the Prospectus Supplement, the U.S. Final Prospectus, or any Issuer Free Writing Prospectus (including any amendment or supplement if the Corporation shall have furnished any amendments or supplements thereto), or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading.

The Corporation acknowledges that the statements set forth under the heading “Plan of Distribution” in the sixth paragraph thereof in the Prospectus Supplement and the U.S. Final Prospectus constitute the only information and statements relating solely to the Underwriters that has been provided in writing to the Corporation by or on behalf of any Underwriter through the Co-Lead Underwriters specifically for inclusion therein.

The foregoing indemnity will not apply to the proportion of any losses to which any Indemnified Party may be subject that a court of competent jurisdiction in a final judgment that has become non-appealable determines was primarily caused by the gross negligence or willful misconduct of such Indemnified Party.

In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in section 12.1 hereof is unavailable, in whole or in part, for any reason to an Indemnified Party in respect of any liabilities, actions, claims, demands, losses, costs, damages and expenses referred to therein, the Corporation shall contribute to the amount paid or payable (or, if such indemnity is unavailable only in respect of a portion of the amount so paid or payable, such portion of the amount so paid or payable) by such Indemnified Party as a result of such liabilities, actions, claims, demands, losses, costs, damages and expenses, provided that, except for any portion of such action or claim that is determined by a court of competent jurisdiction in a final judgment that has become non-appealable to have resulted from the gross negligence or willful misconduct of an Indemnified Party:

(a)	in such proportion as is appropriate to reflect the relative benefits received by the Corporation on the one hand and the Underwriters on the other hand from the distribution of the Purchased Securities; or

(b)	if the allocation provided by clause (a) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (a) above but also the relative fault of the Corporation on the one hand and the Underwriters on the other hand in connection with the matters or things referred to in section 12.1 hereof which resulted in such liabilities, claims, demands, losses, costs, damages or expenses, as well as any other relevant equitable considerations, provided that the Underwriters shall not in any event be liable to contribute, in the aggregate, any amount in excess of the Underwriting Fee or any portion thereof actually received. The relative benefits received by the Corporation on the one hand and the Underwriters on the other shall be deemed to be in the same ratio as the total net proceeds from the distribution of the Purchased Securities received by the Corporation is to the Underwriting Fee received by the Underwriters. The relative fault of the Corporation on the one hand and of the Underwriters on the other shall be determined by reference to, among other things, whether the matters or things referred to in section 12.1 hereof which resulted in such liabilities, actions, claims, demands, losses, costs, damages and expenses relate to information supplied by or steps or actions taken or done or not taken or done by or on behalf of the Corporation (including indirectly as aforesaid) or to information supplied by or steps or actions taken or done or not taken or done by or on behalf of the Underwriters and the relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission or misrepresentation, or other matter or thing referred to in section 12.1 hereof. The parties hereto agree that it would not be just and equitable if contribution pursuant to this section 12.2 were determined by any method of allocation which does not take into account the equitable considerations referred to above in this section 12.2. Notwithstanding the provisions of this section 12.2, no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the U.S. Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

If any matter or thing contemplated by this Article 12 shall be asserted against any Indemnified Party, the Indemnified Party concerned shall promptly notify the Corporation and the Underwriters of the nature of such action or claim (provided that any failure to so notify the Corporation promptly shall relieve the Corporation of liability under this Article 12 only to the extent that such failure prejudices the Corporation’s ability to defend such action or claim), and the Corporation shall, subject as hereinafter provided, be entitled (but not required) to assume the defence of any suit or proceeding (including any governmental or regulatory investigation or proceeding) brought to enforce such action or claim. Any such defence shall be through legal counsel acceptable to the Indemnified Party (whose acceptance shall not be unreasonably withheld) and no admission of liability or settlement or termination of an action or claim shall be made by the Corporation or any Indemnified Party in respect of any Indemnified Party without, in each case, the prior written consent of the Indemnified Party. The Corporation shall promptly reimburse each Indemnified Party upon demand for any legal or other expenses reasonably incurred by such Indemnified Party in connection with any action or claim and to waive any right the Corporation may have of first requiring an Indemnified Party to proceed against, enforce any other right, power, remedy or security against, or to claim payment from any other person before claiming under this indemnity. If the Corporation undertakes, conducts or controls the settlement or defense of such action or claim, each relevant Indemnified Party will have the right to participate in the settlement or defense of such claim and the Corporation shall provide copies of all relevant documentation to the relevant Indemnified Parties, keep the relevant Indemnified Parties advised of the progress thereof and discuss with the relevant Indemnified Parties all significant actions proposed. The Corporation shall reimburse the Indemnified Parties for the time spent by its personnel in connection with their claim at their normal per diem rates. An Indemnified Party shall have the right to employ separate counsel in any such suit and participate in the defence thereof but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless: (i) the Corporation fails to assume the defence of such suit on behalf of the Indemnified Party within 14 days after receipt of any notice of such suit, or (ii) the employment of such counsel has been authorized in writing by the Corporation, or (iii) the named parties to any such suit or proceeding include the Indemnified Party as well as the Corporation and the Indemnified Party shall have received a written opinion from counsel acceptable to the Corporation (acting reasonably) that there may be one or more legal defences available to the Indemnified Party which are different from or in addition to those available to the Corporation (in which case, if such Indemnified Party notifies the Corporation in writing that it elects to employ separate counsel at the expense of the Corporation, the Corporation shall not have the right to assume the defence of such suit or proceeding on behalf of the Indemnified Party and shall be liable to pay the reasonable fees and expenses of counsel for the Indemnified Party), it being understood, however, that the Corporation shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate law firm for all such Indemnified Parties (other than local counsel). The Corporation shall not be liable for any settlement of any suit or proceeding effected without its written consent. It is the intention of the Corporation to constitute each of the Underwriters as trustees, for the Underwriters’ directors, officers, shareholders, agents and employees, and each person who controls any Underwriter of the covenants of the Corporation under sections 12.1 and 12.2 hereof with respect to the Underwriters’ directors, officers, shareholders, agents and employees, and each person who controls any Underwriter, and the Underwriters agree to accept such trust and to hold and enforce such covenants on behalf of such persons.

The Corporation agrees that in case any legal proceedings or investigation shall be brought against or initiated against the Corporation by any governmental commission, regulatory authority, exchange, court or other authority and an Indemnified Person or other representative of any of the Underwriters shall be required to testify or respond to procedures designed to discover information regarding, in connection with or relating to the performance of professional services rendered to the Corporation by one or more of the Underwriters, the Corporation agrees to pay the Underwriter the reasonable costs (including an amount to reimburse the Underwriter for: (i) the time spent by the personnel in connection therewith on a per diem basis; (ii) out-of-pocket expense; and (iii) the fees and disbursements of legal counsel retained by the Underwriters in connection therewith.

12.2	The rights provided in this Article 12 shall be in addition to and not in derogation of any other right which the Underwriters may have by statute or otherwise at law.

Article 13
Expenses

13.1	If the transactions herein contemplated are completed, all expenses of or incidental to the issue and offering of the Purchased Securities shall be borne by the Corporation, including, without limitation, expenses payable in connection with the qualification of the Purchased Securities for distribution in the Provinces and in the United States; the preparation, printing, issuance and delivery of certificates for the Purchased Securities, including any stamp or transfer taxes in connection with the original issuance and sale of the Purchased Securities; if applicable, any registration or qualification of the Purchased Securities for offer and sale under the securities or blue sky laws of the several states (including filing fees relating to such registration and qualification); any filings required to be made with FINRA (including filing fees and the reasonable fees and expenses of counsel for the Underwriters relating to such filings); the travel, transportation and other expenses in connection with presentations to prospective purchasers of the Purchased Securities; all other costs and expenses of the Corporation and its representatives incidental to the performance by the Corporation of its obligations hereunder; the fees and expenses of counsel and auditors for the Corporation; listing fees; and all costs incurred in connection with the preparation, translation, printing, filing and delivery of the Base Prospectus, the Prospectus Supplement, the Registration Statement, the U.S. Final Prospectus, any marketing materials, any Issuer Free Writing Prospectus and any amendment or supplement to any of them, excepting Underwriters’ out-of-pocket expenses and the fees and expenses of counsel for the Underwriters. The Underwriters’ reasonable out-of-pocket expenses and fees and expenses of counsel for the Underwriters shall be paid by the Underwriters except that the Underwriters will be reimbursed by the Corporation for all of the reasonable fees and expenses incurred by the Underwriters (including the reasonable fees and expenses of their counsel) if the sale of the Purchased Securities as contemplated herein is not completed other than by reason of default by any of the Underwriters.

Article 14
Several Obligations

14.1	The Underwriters’ obligations to purchase the Purchased Securities at the Closing Time shall be several and not joint and the Underwriters’ respective obligations in this respect shall be in the following percentages of the aggregate principal amount of Purchased Securities to be purchased at that time:

BMO Nesbitt Burns Inc.	15.5%
RBC Dominion Securities Inc.	15.5%
Scotia Capital Inc.	13%
CIBC World Markets Inc.	12%
TD Securities Inc.	12%
National Bank Financial Inc.	11%
ATB Capital Markets Inc.	4%
Desjardins Securities Inc.	4%
Merrill Lynch Canada Inc.	4%
Wells Fargo Securities Canada, Ltd.	4%
Stifel Nicolaus Canada Inc.	2%
Canaccord Genuity Corp.	1%
Peters & Co. Limited	1%
Raymond James Ltd.	1%
100%

Subject to section 14.2, no Underwriter shall be obligated to take up and pay for any of the Purchased Securities to be purchased by it unless the other Underwriters simultaneously take up and pay for the percentage of Purchased Securities set out opposite their name above.

14.2	If one or more of the Underwriters fails to purchase its or their applicable percentage of the Purchased Securities at the Closing Time, and if the aggregate number of Purchased Securities not purchased is:

(a)	less than or equal to 9% of the aggregate number of Purchased Securities agreed to be purchased by the Underwriters pursuant to this Agreement, then each of the other Underwriters shall be obligated to purchase severally the Purchased Securities not taken up, on a pro rata basis or as they may otherwise agree as between themselves; and

(b)	greater than 9% of the aggregate number of Purchased Securities agreed to be purchased by the Underwriters pursuant to this Agreement, then the remaining Underwriters shall not be obligated to purchase such Purchased Securities, however, the remaining Underwriters shall have the right, exercisable at their option, to purchase on a pro rata basis (or on such other basis as may be agreed to by the remaining Underwriters) all, but not less than all, of the Purchased Securities which would otherwise have been purchased by the defaulting Underwriter or Underwriters, and the remaining Underwriters shall also have the right, by notice in writing to the Corporation, to postpone the Closing Time for a period not exceeding two business days.

In the event that the right to purchase under section 14.2(b) above is not exercised, the Underwriter or Underwriters which are able and willing to purchase shall be relieved of all obligations to the Corporation on submission to the Corporation of reasonable evidence of its or their ability and willingness to fulfil its or their obligations hereunder at the Closing Time.

Nothing in this Article 14 shall obligate the Corporation to sell to any or all of the Underwriters less than all of the Purchased Securities or shall relieve any of the Underwriters in default hereunder from liability to the Corporation or to any non-defaulting Underwriter in respect of its default hereunder. In the event of a termination by the Corporation of its obligations under this Agreement, there shall be no further liability on the part of the Corporation to the Underwriters except in respect of any liability which may have arisen or may thereafter arise under Article 12 or Article 13 hereof.

Article 15
Co-Lead Underwriters

15.1	All steps which must or may be taken by the Underwriters in connection with this Agreement but with the exception of the steps contemplated by Article 10, Article 11, Article 12, and Article 14 hereof may be taken by the Co-Lead Underwriters on the Underwriters’ behalf (or the Designated Underwriter in the case of sections 2.4(b) and 2.5), and this Agreement is the Corporation’s authority for dealing solely with, and accepting notification from, the Co-Lead Underwriters (or the Designated Underwriter in the case of sections 2.4(b) and 2.5) with respect to any such steps on their behalf. Other than as set forth in this section 15.1, no action by any Underwriter shall be binding on any other Underwriter.

Article 16
Notices

16.1	Any notices or other communication to be given hereunder shall:

(a)	in the case of notice to the Corporation, be addressed to the attention of the President and Chief Executive Officer, with a copy to the attention of the Senior Vice President, General Counsel and Corporate Secretary of the Corporation, at the address on page 1 hereof, or email at [redacted] and [redacted] and

(b)	in the case of notice to the Underwriters, be addressed as follows:

BMO Nesbitt Burns Inc.	RBC Dominion Securities Inc.
1400, 525 - 8 Avenue SW	3900 Bankers Hall West
Calgary, AB T2P 1G1	888 – 3rd Street SW
Calgary, AB T2P 5C5

Attention: Gregory Stadnyk	Attention: Curtis Dunford
Email: [redacted]	Email: [redacted]

Any notice or other communication shall be in writing and, unless delivered personally to a responsible officer of the addressee shall be given by email, and shall be deemed to be given at the time emailed or delivered, if emailed or delivered to the recipient on a business day (in the city in which the addressee is located) and before 5:00 p.m. (local time in the city in which the addressee is located) on such business day, and otherwise shall be deemed to be given at 9:00 a.m. (local time in the city in which the addressee is located) on the next following business day (in the city in which the addressee is located). Any party hereto may change its address for notice by notice to the other parties hereto given in the manner herein provided.

Article 17
Miscellaneous

17.1	Unless otherwise indicated all references herein to currency shall be to the lawful money of Canada.

17.2	The representations, warranties and covenants (which for clarity shall include the indemnification and contribution provisions herein) contained in this Agreement shall survive the purchase by the Underwriters of the Purchased Securities and shall continue in full force and effect unaffected by any subsequent disposition by the Underwriters of the Purchased Securities.

17.3	Time shall be of the essence of this Agreement.

17.4	This Agreement may be executed in several counterparts, each of which when so executed shall be deemed to be an original but which together shall constitute one and the same agreement. A signed counterpart of this Agreement provided by way of facsimile transmission or electronic delivery shall be as binding upon the parties as an originally signed counterpart.

17.5	If any provision of this Agreement is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void or unenforceable provision shall be severable from this Agreement.

17.6	The Corporation acknowledges and agrees that (i) the purchase and sale of the Purchased Securities pursuant to this Agreement is an arm’s-length commercial transaction between the Corporation, on the one hand, and the Underwriters, on the other, (ii) in connection therewith and with the process leading to such transaction each Underwriter is acting solely as a principal and not the agent or fiduciary of the Corporation, (iii) no Underwriter has assumed an advisory or fiduciary responsibility in favor of the Corporation with respect to the offering contemplated hereby or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Corporation on other matters) or any other obligation to the Corporation except the obligations expressly set forth in this Agreement, and (iv) the Corporation has consulted its own legal and financial advisors to the extent it deemed appropriate. The Corporation agrees that it will not claim that any Underwriter has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to the Corporation, in connection with such transaction or the process leading thereto.

17.7	This Agreement shall be governed by and interpreted in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable in the Province of Alberta. Each of the parties hereto irrevocably attorns to the jurisdiction of the courts of the Province of Alberta.

17.8	The terms and conditions of this Agreement supersede any previous verbal or written agreement between the Underwriters (or any of them) and the Corporation with respect to the subject matter hereof, including the Bid Letter.

17.9	Each of the parties hereto shall promptly do, make, execute or deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other party hereto may reasonably require from time to time for the purposes of giving effect to this Agreement and shall use reasonable commercial efforts and take all such steps as may be reasonably within its power to implement to their full extent the provisions of this Agreement.

17.10	National Bank Financial Inc., or an affiliate thereof, owns or controls an equity interest in TMX Group Limited (TMX Group) and has a nominee director serving on TMX Group’s board of directors. As such, each such investment dealer may be considered to have an economic interest in the listing of securities on any exchange owned or operated by TMX Group, including the Toronto Stock Exchange, the TSX Venture Exchange and the Alpha Exchange. No person or company is required to obtain products or services from TMX Group or its affiliates as a condition of any such dealer supplying or continuing to supply a product or service.

17.11

(a)	In the event that any Underwriter that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Underwriter of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.

(b)	In the event that any Underwriter that is a Covered Entity or a BHC Act Affiliate of such Underwriter becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Agreement that may be exercised against such Underwriter are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.

For the purposes of this Section 17.11:

BHC Act Affiliate has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k);

Covered Entity means any of the following:

(i)	a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

(ii)	a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

(iii)	a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b);

Default Right has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable; and

U.S. Special Resolution Regime means each of (i) the Federal Deposit Insurance Act and the regulations promulgated thereunder, and (ii) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

If the foregoing is acceptable to you, please signify such acceptance by executing and returning the enclosed copy of this letter to the Co-Lead Underwriters. Such acceptance will constitute an agreement for the purchase by the Underwriters and sale by the Corporation of the Purchased Securities on the terms set out herein. Delivery of a signed counterpart hereof by means of facsimile or electronic mail shall be as effective as delivery of an originally signed counterpart.

BMO NESBITT BURNS INC.			RBC DOMINION SECURITIES INC.

Per:	/s/ Gregory Stadnyk		Per:	/s/ Curtis Dunford
	Name:	Gregory Stadnyk		Name:	Curtis Dunford
	Title:	Managing Director, Energy		Title:	Managing Director, Energy

SCOTIA CAPITAL INC.			CIBC WORLD MARKETS INC.

Per:	/s/ David Baboneau		Per:	/s/ Michael Freeborn
	Name:	David Baboneau		Name:	Michael Freeborn
	Title:	Managing Director & Head		Title:	Managing Director & Head, Natural Resources

TD SECURITIES INC.			NATIONAL BANK FINANCIAL INC.

Per:	/s/ Kiel Depoe		Per:	/s/ Chris Muldoon
	Name:	Kiel Depoe		Name:	Chris Muldoon
	Title:	Director		Title:	Managing Director

ATB CAPITAL MARKETS INC.			DESJARDINS SECURITIES INC.

Per:	/s/ Patrick Stables		Per:	/s/ Alan Fidler
	Name:	Patrick Stables		Name:	Alan Fidler
	Title:	Managing Director		Title:	Director

MERRILL LYNCH CANADA INC.			WELLS FARGO SECURITIES CANADA, LTD.

Per:	/s/ Kelsey Scott		Per:	/s/ Darin Deschamps
	Name:	Kelsey Scott		Name:	Darin Deschamps
	Title:	Managing Director & Head, Canadian Energy		Title:	Head

STIFEL NICOLAUS CANADA INC.			CANACCORD GENUITY CORP.

Per:	/s/ Gregory Saksida		Per:	/s/ Anthony Petrucci
Name:	Gregory Saksida			Name:	Anthony Petrucci
Title:	Managing Director			Title:	Managing Director, Energy

PETERS & CO. LIMITED			RAYMOND JAMES LTD.

Per:	/s/ Callum Moore		Per:	/s/ Matthew Cowie
	Name:	Callum Moore		Name:	Matthew Cowie
	Title:	Principal, Corporate Finance		Title:	Director, Equity Capital Markets Origination

Underwriting Agreement

Accepted and agreed to as of November 6, 2023.

CRESCENT POINT ENERGY CORP.

Per:	/s/ Ken Lamont
	Name:	Ken Lamont
	Title:	Chief Financial Officer

Underwriting Agreement

ANNEX A

Form of U.S. Counsel Opinion

1.	The issuance and sale of the Purchased Securities by the Corporation, the execution and delivery by the Corporation of this Agreement and the performance by the Corporation of its obligations thereunder will not (i) breach or result in a default under any agreement, indenture or instrument listed on Schedule I below or (ii) violate those laws, rules and regulations of the United States of America and the State of New York (“Applicable Law”), in each case which in our experience are normally applicable to the transactions of the type contemplated by this Agreement or any judgment, order or decree of any New York or federal court or governmental authority binding upon the Corporation listed on Schedule II below. For purposes of this opinion letter, the term “Applicable Law” does not include federal securities laws (except for purposes of the opinion expressed in paragraph 2 below) or state securities laws, anti-fraud laws, or any law, rule or regulation that is applicable to the Corporation, this Agreement or the transactions contemplated thereby solely because such law, rule or regulation is part of a regulatory regime applicable to any party to this Agreement or any of its affiliates due to the specific assets or business of such party or such affiliate.

2.	No consent, approval, authorization or order of, or filing, registration or qualification with, any Governmental Authority, which has not been obtained, taken or made, is required by the Corporation under any Applicable Law for the issuance and sale of the Purchased Securities by the Corporation, the execution and delivery by the Corporation of this Agreement and the performance by the Corporation of its obligations thereunder. For purposes of this letter, the term “Governmental Authority” means any executive, legislative, judicial, administrative or regulatory body of the State of New York or the United States of America.

3.	The Corporation is not and, after giving effect to the offering and sale of the Purchased Securities, and the application of their proceeds as described in the Disclosure Package and the U.S. Final Prospectus under the heading “Use of Proceeds,” will not be required to be, registered as an investment company under the Investment Company Act of 1940, as amended, and the rules and regulations of the SEC promulgated thereunder.

4.	The statements in the Disclosure Package and the U.S. Final Prospectus under the heading “Certain U.S. Federal Income Tax Considerations,” to the extent that they constitute summaries of United States federal law or regulation or legal conclusions, have been reviewed by us and fairly summarize the matters described under that heading in all material respects.

5.	The Registration Statement, the Form F-X of the Corporation and the U.S. Final Prospectus, as of their respective effective or issue times, appear on their face to be appropriately responsive in all material respects to the requirements of the U.S. Securities Act and the rules and regulations of the SEC under the U.S. Securities Act, except for the financial statements, financial statement schedules and other financial data included or incorporated by reference in or omitted from any of them, as to which we express no opinion. We have assumed, for purposes of this paragraph, (i) the compliance of the Base Prospectus, the Canadian Preliminary Prospectus Supplement and the Prospectus Supplement with the requirements of Alberta securities laws, as interpreted and applied by the Alberta Securities Commission and (ii) that the exhibits to the Registration Statement and the documents incorporated by reference in the U.S. Final Prospectus include all reports or information that in accordance with the requirements of Alberta securities laws, as interpreted and applied by the Alberta Securities Commission, must be made publicly available in connection with the offering of the Purchased Securities. We understand that such matters are covered in the opinion of Norton Rose Fulbright Canada LLP furnished to you today.

6.	Based on our participation, review and reliance as described above, and subject to the assumptions, limitations, and qualifications set forth herein, we advise you that no facts came to our attention that caused us to believe that: (1) as of the Initial Sale Time, the Registration Statement contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading; (2) as of the Initial Sale Time, the Disclosure Package contained an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; or (3) as of November 7, 2023 and as of the Closing Date, the U.S. Final Prospectus contained or contains an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; it being understood that we express no belief with respect to (i) the financial statements and related notes and schedules thereto and the auditor’s report thereon, (ii) the other financial or accounting data or information or assessments of or reports on the effectiveness of internal control over financial reporting, and (iii) the oil and natural gas reserve data or reports, including the report of the independent qualified reserves engineers and the information derived therefrom, in each case included or incorporated by reference therein or omitted therefrom

Schedule I: [_]

Schedule II: [_].

ANNEX B

Form of Canadian Counsel Opinion

1.	the Corporation is a corporation existing under the laws of the Province of Alberta and has the corporate power to conduct its business as described in the Base Prospectus and the Prospectus Supplement;

2.	Crescent Point Holdings Ltd. (CPHL) is a corporation existing under the jurisdiction of its formation and has the corporate power to conduct its business as described in the Base Prospectus and the Prospectus Supplement;

3.	Crescent Point Partnership (together with CPHL, the Material Canadian Subsidiaries) is a partnership existing under the laws of the Province of Alberta and in accordance with the terms and conditions of the partnership agreement of Crescent Point Partnership, has the requisite power to conduct its business as described in the Base Prospectus and the Prospectus Supplement;

4.	the Corporation has the corporate power to enter into and deliver the Underwriting Agreement, the Arrangement Agreement and upon the closing of the Acquisition, the Riverstone Lock Up, and to perform its obligations thereunder and to carry out the transactions contemplated thereby and the Underwriting Agreement and the Arrangement Agreement have been and the Riverstone Lock Up will be, when executed, authorized, executed and, to the extent delivery is a matter governed by the laws of the Province of Alberta or the federal laws of Canada applicable therein (the Applicable Law), delivered by the Corporation, and such agreements are legal, valid and binding agreements of the Corporation and are enforceable against the Corporation in accordance with their terms under Applicable Law;

5.	the execution and delivery by the Corporation of, and the performance by the Corporation of its obligations under the Underwriting Agreement will not contravene any provisions of (i) the articles of incorporation or by-laws of the Corporation and (ii) Applicable Law applicable to the Offering;

6.	the authorized share capital of the Corporation consists of an unlimited number of Common Shares;

7.	the attributes and characteristics of the Common Shares conform as to legal matters, in all material respects, with the description thereof in the Prospectus Supplement;

8.	Computershare Trust Company of Canada has been appointed as the transfer agent and registrar for the Common Shares;

9.	all necessary corporate action has been taken by the Corporation to authorize the issuance of the Purchased Securities on the terms and subject to the conditions contained in the Underwriting Agreement and, upon receipt by the Corporation of payment therefor from the Underwriters as provided by the Underwriting Agreement, the Purchased Securities will have been validly issued by the Corporation as fully paid and non-assessable Common Shares;

10.	no consent, approval or authorization or order of or registration, qualification, recording or filing with any governmental body or agency is required for the execution, delivery and performance by the Corporation of the Underwriting Agreement or the consummation by the Corporation of the transactions contemplated therein, except such as may have been made or obtained;

11.	Common Shares are listed and posted for trading on the Toronto Stock Exchange and the Toronto Stock Exchange has conditionally approved the listing and posting for trading of the Purchased Securities at the opening of trading on the Closing Date, subject to the Corporation fulfilling all of the requirements of such exchange;

12.	all laws of the Province of Québec relating to the use of the French language in connection with the offering, issuance and sale of the Purchased Securities in such province have been complied with;

13.	a receipt has been obtained in respect of the Base Prospectus from each Securities Commission, the Prospectus Supplement has been filed with the Securities Commissions in the manner and within the time period required by the Shelf Procedures, and no order having the effect of ceasing or suspending the distribution of the Purchased Securities, to the knowledge of counsel, has been issued by any Securities Commission and no proceedings for that purpose, to the knowledge of counsel, have been instituted or are pending;

14.	the Base Prospectus, at the time a final receipt was issued therefor, and the Prospectus Supplement, as of the date of its filing with the Securities Commissions, complied as to form in all material respects with the requirements, including the Shelf Procedures, of the Canadian Securities Laws;

15.	all documents have been filed, all proceedings have been taken and all other legal requirements have been fulfilled by the Corporation as required under the Canadian Securities Laws to qualify the distribution of the Purchased Securities to the public in each of the Provinces through registrants duly registered under the Canadian Securities Laws who have complied with the relevant provisions of such laws;

16.	the statements in the Prospectus Supplement under the caption “Certain Canadian Federal Income Tax Considerations” with respect to Canadian federal income tax, fairly summarize the matters referred to therein, subject to specific limitations and qualifications stated or referred to therein and applicable thereto;

17.	the statements in the Base Prospectus under the caption “Enforceability of Civil Liabilities” (to the extent they relate to matters of Alberta law or to documents governed by Alberta law) fairly summarize the matters referred to therein, subject to specific limitations and qualifications stated or referred to therein and applicable thereto;

18.	as of the Closing Date, the Purchased Securities issued on such date are “qualified investments” for purposes of the Tax Act, subject to the specific assumptions, limitations and qualifications set forth under the heading “Eligibility for Investment” in the Prospectus Supplement, provided that the phrase “if issued on the date of this Prospectus Supplement” is read as “if issued on the Closing Date”; and

19.	no withholding tax imposed under the federal laws of Canada or the laws of the Province of Alberta will be payable in respect of any commission or fee to be paid by the Corporation pursuant to the Underwriting Agreement to an Underwriter that is not resident in Canada for purposes of the Tax Act, provided any such commission or fee is payable in respect of services rendered by such Underwriter wholly outside of Canada that are performed in the ordinary course of a business carried on by the Underwriter that includes the performance of such services for a fee and such Underwriter deals at arm’s length (within the meaning of the Tax Act) with the Corporation.

In giving the opinions described above, such counsel may (A) state that the opinions above are limited to the laws of the Province of Alberta and the federal laws of Canada therein, except to the extent such opinions are made in reliance on the opinion of local counsel in other jurisdictions, (B) rely solely upon the opinion of Carter Ledyard & Milburn LLP to be delivered pursuant to section 9.1(e) of the Underwriting Agreement with respect to all matters relating to the laws of the United States and the State of New York, and (C) as to matters of fact, to the extent they deem proper, on certificates of responsible officers of the Corporation and public officials.

Annex C

Term Sheet

Crescent Point Energy Corp.

Treasury Offering of Common Shares

November 6, 2023

A base shelf prospectus and related Canadian preliminary prospectus supplement containing important information relating to securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada. A copy of the base shelf prospectus, any amendment to the base shelf prospectus and any applicable Canadian shelf prospectus supplement that has been filed, is required to be delivered with this document.

The issuer has filed a registration statement on Form F-10 (File No. 333-275312) (including a base shelf prospectus) and a preliminary prospectus supplement with the United States Securities and Exchange Commission (the “SEC”) for the offering to which this document relates. This document does not provide full disclosure of all material facts relating to the securities offered. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and the other documents that the issuer has filed with the SEC for more complete information about the issuer and this offering, especially risk factors relating to the securities offered. You may obtain these documents free of charge by visiting the SEC’s website at http://www.sec.gov. Alternatively, the issuer, any underwriter, or any dealer participating in the offering will arrange to send you the prospectus (as supplemented by the prospectus supplement) if you request it by contacting BMO Capital Markets Corp., by telephone at (800) 414-3627 or by email at bmoprospectus@bmo.com or RBC Capital Markets, LLC., by telephone at 877-822-4089; Email: equityprospectus@rbccm.com.

Copies of the base shelf prospectus, registration statement on Form F-10, and the applicable prospectus supplements may be obtained upon request in Canada by contacting BMO Nesbitt Burns Inc. (“BMO Capital Markets”), Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2 by telephone at 905-791-3151 Ext 4312 or by email at torbramwarehouse@datagroup.ca, and in the United States by contacting BMO Capital Markets Corp., Attn: Equity Syndicate Department, 151 W 42nd Street, 32nd Floor, New York, NY 10036, or by telephone at 800-414-3627 or by email at bmoprospectus@bmo.com. Additionally, copies of these documents may be obtained upon request in Canada from RBC Capital Markets, Attn: Distribution Centre, RBC Wellington Square, 8th Floor, 180 Wellington St. W., Toronto, Ontario, M5J 0C2 at Phone: 416-842-5349; E-mail: Distribution.RBCDS@rbccm.com and in the United States from RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, NY 10281-8098; Attention: Equity Syndicate; Phone: 877-822-4089; Email: equityprospectus@rbccm.com. You may also get these documents for free by visiting SEDAR+ at www.sedarplus.ca or EDGAR on the SEC website at www.sec.gov.

Terms and Conditions

Issuer:	Crescent Point Energy Corp. (the “Company”).

Offering:	Treasury offering of 48,550,000 common shares (“Common Shares”).

Offering Price:	C$10.30 per Common Share.

Issue Amount:	C$500,065,000

Over-Allotment Option:	The Company has granted the Underwriters an option, exercisable, in whole or in part, at any time until and including 30 days following the closing of the Offering, to purchase up to an additional 15% of the Offering at the Offering Price to cover over-allotments, if any.

Use of Proceeds:	The net proceeds of the offering will be used to partially fund the cash portion of the consideration in connection with its acquisition of Hammerhead Energy Inc. (the “Acquisition”), an oil and liquids-rich Alberta Montney producer. The consummation of the Acquisition is not contingent on the consummation of the Offering, and the Offering is not contingent on the consummation of the Acquisition. If the Acquisition is not completed, the Company intends to use the net proceeds from the Offering to reduce its existing indebtedness, for working capital purposes and for other general corporate purposes.

Cash Dividends:	Subject to the closing of the Acquisition, market conditions and the approval of the Company’s board of directors, the Company currently intends to pay a quarterly dividend of C$0.115 per Common Share, an increase of 15% from the Company’s existing quarterly dividend of C$0.10 per Common Share. The first dividend which purchasers under this Offering will be eligible to receive is a special cash dividend of C$0.02 per Common Share which was announced on November 2, 2023 and will be payable on November 22, 2023 to shareholders of record on November 15, 2023.

Form of Offering:	Bought deal by way of a prospectus supplement to the Company’s Canadian base shelf prospectus dated November 3, 2023, to be filed in all provinces of Canada. Registered public offering in the United States under the multijurisdictional disclosure system. In jurisdictions outside of Canada and the United States, as approved by the Company and the Underwriters, in accordance with all applicable laws provided that the registration of the Common Shares in such jurisdiction will not be required, no prospectus, registration statement or similar document is required to be filed in such jurisdiction and the Company will not be subject to any continuous disclosure requirements in such jurisdiction.

Listing:	An application will be made to list the Common Shares on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”). The existing common shares are listed on TSX and NYSE under the symbol “CPG”.

Eligibility:	Eligible for RRSPs, RRIFs, RESPs, TFSAs, RDSPs, and DPSPs.

Joint Bookrunners:	BMO Capital Markets & RBC Capital Markets

Commission:	4.0%.

Closing:	November 10, 2023.

Annex D

Approved Free Writing Prospectuses

1. The Term Sheet included in Annex C hereto.

2. The Press Release, dated November 6, 2023, in respect of the Hammerhead Acquisition.

3. The Investor Presentation, dated November 6, 2023, in respect of the Hammerhead Acquisition.